REMEDENT USA, INC.- REGISTRATION STATEMENT
                                                          DATE FILED: 1/17/2001

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                 FORM 10-SBA-A3

                 GENERAL FORM FOR REGISTRATION OF SECURITIES OF
                             SMALL BUSINESS ISSUERS
        Under Section 12(b) OR (g) of the Securities Exchange Act of 1934

                               REMEDENT USA, INC.
                 (Name of Small Business Issuer in its charter)


Nevada                                                 86-0837251
(State or other jurisdiction of            (I.R.S. Employer Identification No.)
incorporation or organization)

1220 Birch Way
Escondido, California,                                              92027
(Address of principal executive offices)                        (Zip Code)


Issuer's telephone number  (760)781-3333

Securities to be registered pursuant to Section 12(b) of the Act:

                                      None
                                (Title of Class)

Securities to be registered pursuant to Section 12(g) of the Act:

         Title of each class                Name of each exchange on which
         to be registered                   each class of stock is to be
                                            registered

Common Stock, par value $.001 per share               OTC:BB   Symbol: REMM

PART  I

ITEM 1.   DESCRIPTION OF BUSINESS

BUSINESS DEVELOPMENT

         Remedent USA, Inc. was incorporated under the laws of Arizona in September 1996. We were formed for the purposes of developing, marketing and distributing the Remedent Toothbrush, a new single-handle toothbrush, gumbrush and tongue cleaner designed to improve oral care at an affordable price. Remedent USA, Inc. is the successor entity resulting from an October 2, 1998 reorganization with Resort World Enterprises, Inc., a Nevada corporation, whereby all of the issued and outstanding shares of Remedent were exchanged for approximately 79% of the issued and outstanding shares of common stock of Resort World Enterprises. This was accomplished by filing articles of merger with the states of Nevada and Arizona. Resort World Enterprises was a non operating public company whose stock was traded on the over-the-counter bulletin board ("OTC") market. The terms of the Stock Exchange Agreement required: (i) that all of the officers and directors of Resort World Enterprises resign and that the officers and directors of Remedent prior to the merger be appointed as the officers and directors of the surviving company; and (ii) that the name of Resort World Enterprises be changed, through the filing of an Amendment to the Articles of Incorporation, to Remedent USA, Inc. Consequently, we, as the surviving company, are now known as and conduct business under the name of Remedent USA, Inc. Since our inception, neither our predecessor nor us have been a party to any bankruptcy, receivership or similar proceeding.

OUR BUSINESS

         (a)      Remedent USA, Inc.

         Our primary product, the Remedent Tooth and Gumbrush combines a toothbrush, gumbrush and tongue cleaner into a single instrument ("Remedent Toothbrush"). It was invented and developed in Europe under the direction of Jean Louis Vrignaud over a four year period beginning in 1992. All rights, title and interest in the Remedent Toothbrush were assigned to Remedent USA, Inc. by Mr. Vrignaud, for the purposes of developing, producing and marketing the Remedent Toothbrush. Since that time we have devoted our efforts to marketing the Remedent Toothbrush. These efforts have included direct marketing to dental professionals, formulated marketing campaign through Double Eagle Market Development Company in the Northwestern states and a promotional mail out consisting of the Remedent Toothbrush on educational video, coupons and brochures. In addition, we have redesigned our packaging based upon the results of marketing studies. In February 2000, we opened our new fulfillment center in Phoenix, Arizona. This provides sufficient capacity for warehousing, order fulfillment and shipping of our product to final destinations, and has eliminated the need to use outside fulfillment centers.

         The Remedent Toothbrush consists of a twin-headed gumbrush at one end of the handle and a toothbrush with an underside tongue cleaner at the other end. Its retail price point is within the premium toothbrush segment, approximately $3.29 to $5.00. The triple action of Remedent Toothbrush targets the gums, teeth and tongue, thus improving the odds for better overall oral hygiene.

         We consider the toothbrush portion of the Remedent Toothbrush to be equal to or better than other high premium toothbrushes because it incorporates what we believe to be the best features of all other high quality brushes. The wide design embodies a greater number of bristles designed to provide effective plaque removal in less time. Unlike other toothbrushes on the market, the Remedent Toothbrush features a tongue cleaner and gumbrush. The tongue cleaner is designed to draw the plaque off the tongue which has been loosened by brushing. The gumbrush portion of the Remedent Toothbrush consists of facing twin brushes with bristle configuration designed to provide simultaneous and thorough cleaning of the gums.

         In addition to the Remedent Toothbrush, we are currently working on the development of eight (8) additional products that fall within the oral hygiene category. In general, we plan to develop three new manual brushes with new cosmetic and ergonomic features, an electronic toothbrush for adults and one designed for kids, and floss dispensers. We plan to release one new product into the market approximately every 9 months, the first of which is planned for October, 2001. The development of our future products depends entirely on our ability to generate sufficient revenues from our current product or upon our obtaining additional funding.

         Our objective is to become a leading manufacturer of toothbrushes and oral hygiene products. To achieve this objective, we are focusing our market strategy on enhancing the reputation of our product, increasing the market penetration of our products, continuing the development of other oral hygiene products, and the refinement and improvement of our existing technology. An integral part of this strategy is the expansion of our marketing efforts to target both domestic and international sales. Our domestic strategy is to create product awareness through the market expansion program now in progress in addition to free sampling to consumers and dental professionals. We also intend to expand our line of products beyond the Remedent Toothbrush into floss dispensers and powered toothbrushes.

         (b)      Industry Background

         According to Supermarket Research, the toothbrush market has increased 8% to 10% per year, since 1996. The premium toothbrush market segment, (those priced above $3.00) accounted for 42% of this increase. Based on an increased attention towards dental hygiene and increased public awareness regarding the need to replace toothbrushes, we expect year-to-year increases will continue at or above this rate.

         Total toothbrush sales for 1995, 1996, and 1997 were $700 million, $757 million, and $832 million, respectively. The increase in sales reflected 8% and 10% for 1996 and 1997, respectively. According to Information Resources, Inc., the premium toothbrush segment totaled 24% or $168 million; 34% or $257 million; and 42% or $349 million; for 1995, 1996, and 1997 respectively, for the total sales mentioned above. This reflects an increase of 53% for premium sales from 1995 to 1996 and 35% increase from 1996 to 1997.

         Over 90% of adults in the United States use toothbrushes. Simmons Market Research Bureau ("Simmons") has reported that slightly more than 90% of U.S. adults -(over 169 million individuals) - used manual toothbrushes in 1994. Women accounted for nearly 53% of users and men for approximately 47%.

         Some strong toothbrush brand loyalty exists. Many of the 18 toothbrush brands studied by Simmons enjoy strong brand loyalty. According to this study, overall, 63% of adults stay with one label and the more popular the brand, the more loyal its users. Remedent was not included in this study. Remedent has no relation to Simmons or Supermarket Research, nor has Remedent paid any consideration to these companies.

         (c)      Competition

         Currently, there are more than 200 competitors sharing the oral hygiene market. Broader ranges of companies are active in the toothbrush category than in other categories of the oral hygiene market. The top two marketers responsible for 41% of toothbrush retail sales in 1996 were Colgate-Palmolive's Colgate (19%) and Gillette's Oral B (22%). Johnson & Johnson's Reach (15%) and Procter & Gamble's Crest (10%) occupy the middle echelon. SmithKline Beecham and its Aquafresh Toothbrush maintained 5%. Mentadent, a product of the Unilever Group had 6% of sales. Private label marketers are relatively strong in the toothbrush category. They reached a combined share of 7% of toothbrush retail dollar sales. We operate in the oral care industry in which leading marketers have done an outstanding job of creating public awareness of the need for better gum care. The primary advantage many competitors have over us is capital and the ability to make consumers aware of their products. In order to adequately compete, we plan to raise $5 million through a variety of different funding vehicles including equity and debt financing. (See "Liquidity and Capital Resources").

         In the United States, only one other company has emerged with a product similar to the Remedent Toothbrush. They launched their product in the early 1990's. However, we believe that due to several design flaws, they have had a difficult time retaining customers. We believe that this product is of virtually no threat to Remedent Toothbrush, as evidenced by the fact that many stores are replacing the competitor product with Remedent Toothbrush. This information has been given to us by our brokers after they successfully placed the Remedent Toothbrush into many retailers that formerly carried the other product.

         We believe that the larger handle of the Remedent Toothbrush may be a functional disadvantage as it does not fit into a normal toothbrush holders. To alleviate this problem, we provide a special hang tab with each Remedent Toothbrush which allows the consumer to store the brush in the shower or within a cabinet.

         (d)      Business Strategy

         We compete in the premium quality segment of the toothbrush/oral hygiene industry, a growing and highly competitive area. To compete in this market, our business strategy is to:

          o    Strengthen  and  broaden  core  brands   through   marketing  and
               advertising, product development and manufacturing;

          o Expand our presence in all markets in which we compete and enter new markets where there are opportunities for growth; and

          o Continue to reduce costs and improve operating efficiencies, customer service, product quality, and carefully manage working capital;

         (e)      Marketing Strategies

         We intend to focus our marketing on package design, direct contact with dental professionals, and the employment of marketing specialists who will concentrate their efforts on our product's significant point of difference. Much of our marketing focuses on the package design. Initially, the brush was marketed in a tubular package. The test marketing began in August of 1996 in Phoenix, Arizona at Fry's Food and Drug with 46 stores. The product achieved a 7% market share without benefit of either promotions or advertising. However, the package needed improvement, considering that many shoppers were tampering with the package in the store in an effort to examine the toothbrush. In February of 1997, the new blister package was designed and additional test marketing followed. As a result we achieved a 14% market share without advertising or promotions. We believe that based upon our achievement of 14% of the premium toothbrush market sales in a test market, we will be able to duplicate this success by obtaining approximately 10% of the premium toothbrush market sales in a significantly large number of additional stores that sell toothbrushes. The support of a large advertising and marketing plan should assist in accomplishing this objective. In addition, we have and will continue to target dentists and hygienists directly. From April 1996 to the present, we have distributed several thousand brushes to dentists and hygienists throughout the country. This was done through dental conventions and direct mail promotions. Many of those dental professionals have become regular customers. They purchase Remedent Toothbrushes from us and give them away free to most of their patients.

         Getting toothbrushes into retail stores requires broker representation. In March 1996, we entered into a sales broker agreement with B & R Marketing
Company. This agreement expired in February of 1999. Since sales over the three-year period were not increasing, management felt it was necessary at that time to engage another firm that could better meet our marketing needs. Therefore, on March 10, 1999 we entered into an exclusive marketing representation agreement with Double Eagle Market Development Company. The agreement with Double Eagle contemplates a six month term with automatic renewal, unless terminated by either party no later than sixty days prior to the end of any specific six month period. An initial consultant fee of $10,000 was paid upon signing of the contract, and each month thereafter Double Eagle receives a minimum guarantee of $4,000, which is offset partially or entirely by a 6% fee commission earned on net invoiced wholesale orders placed with the Company by Double Eagle.

         Double Eagle has hired outside brokers to solicit and serve the customers in the territory in a manner that maximizes our sales. Those outside brokers are compensated with an additional and separate 5% fee commission for all net invoiced sales generated directly by their firm.

         At the suggestion of Double Eagle, the company re-designed the package in an effort to present the toothbrush in an attractive, eye catching manner and hopefully provide increased visibility of the toothbrush over other toothbrush packages on the shelf. A tube-type package was re-developed, this time with tamper-proof features. Both the old blister pack and the new tube package, which also serves as a travel tube, are sold in US stores. The blister pack will eventually be eliminated.

         (1)      National Marketing Plan

         In conjunction with Double Eagle Market Development Company, we have developed a national marketing plan to be implemented on an expanding regional basis over a four-year period. The main objective of this plan is to gain 10-15% of the premium toothbrush market share and $45.6 million in net sales by mid 2003. The strategy and tactics of the integrated marketing plan include:

               o Positioning Remedent Tooth & Gumbrush as the only complete oral care system available today.

               o Securing a 70% all commodity volume (ACV) in the initial year in controlled expansion markets.

               o    Initially  selecting markets with high sales of toothbrushes
                    based  upon  Info  Scan  Indices  (accumulated   information
                    compiled by cash register scan data).

               o Incorporating a dental hygiene program targeted at securing broad professional product endorsement.

         By following the strategies listed above, as well as using trade programs such as scan downs, promotions, prepared displays, point of sale materials, coupons, clip strips and other marketing tools, we believe that we can increase distribution to 70% ACV (All Commodity Volume) which means selling our product in 70% (based on sales volume) of stores that distribute toothbrushes.

         The company is currently beginning a test market in the northwestern states and expects it to last approximately 12 months, providing information and feedback on both the Remedent Toothbrush and the effectiveness of various promotional and advertising programs. Subsequent to the test market, knowledge accumulated will be used to amend, if necessary, relevant aspects of the marketing strategies and tactics, so that a national introduction can occur in the second year. We believe that the quality of the product and the previously stated focus on the importance of dental care indicate that the Remedent Tooth & Gumbrush should achieve and sustain a 10% share of the premium toothbrush market. The states included in this test market are: Oregon, Washington, Utah, Idaho, Montana and Wyoming. All of these markets have IRI Index higher than 100 and a total sales of $15 million. The IRI Index represents information and analysis designed to provide enhanced understanding of the habits of consumers in relation to products purchased, and indicates where the highest number of these products are purchased in various regions of the country. The index for toothbrush buyers runs from 50 to 115, and the index for the targeted Northwestern states is greater than 100.

         Our achievement of a 10% share of the premium market would be not have a material impact on our operations. Volume growth will have a minimal affect on our operations since both manufacturing and marketing are provided outside by outside firms. Our current fulfillment facility has sufficient capacity to handle such growth. In addition, the manufacturer has assured us that it will be able to expand to meet such a need. Increased revenues would be used primarily for increased production, marketing and research and development.

         (2)      Targeted Direct Mail Dental Program

              In conjunction with the integrated marketing plan described above, another important factor is securing dental professional endorsements. This plan includes a direct marketing program to send a Jiffy Pack Mailer, which includes a video, samples, printed information and coupons to all dental hygienists in the Northwest which totals 7,024.

              We also plan to increase our attendance at regional dental hygiene conventions and continue to provide direct professional sales. The support of dental professionals is an important element in creating demand for our product. We intend to continually promote to the dental professionals by:

               o    Offering professional discounted prices;

               o    Providing  substantial  advertising  in dental  publications
                    highlighting   the  unique   features  and  positive  health
                    benefits of the Remedent Tooth & Gumbrush;

               o    Providing   direct   mail  and  free   samples   to   dental
                    professionals;

               o    Participating in major dental conventions;

               o    Visiting  dental  students  to  promote   Remedent  Tooth  &
                    Gumbrush with samples, lectures and conducting additional clinical tests at major dental schools; and

               o Creating links to our website from other dental related websites.

(3)      Results of Expansion Market

         As of March 2000, our product has been approved for placement in 60% of the stores selling toothbrushes in the expansion market (60% ACV). The advertising commenced on April 1, 2000. However, it has been scaled back from twelve airings per week to six until the full 70% ACV is reached. We expect sales to increase as advertising continues and consumer awareness grows. We have presented the product to 2,777 stores. A total of 1,653 stores have accepted the product while 1,124 have rejected the product. Rejections are normally a result of a store not having a space available for the product. A majority of the stores have expressed interest and have requested re-presentation at a later date.

         As of February 2000, the product is sold in approximately 12,000 stores in the United States. The average retail price for the blister-packed brush is approximately $2.90 while the average retail price for the new tube packaged brushes is approximately $3.79.

(4)      International Market

         We have not actively approached the international market. However, several interested international distributors have approached us for the purpose of purchasing and distributing the Remedent toothbrush in their markets. The blister-packed brushes are currently selling primarily in four foreign countries, with Japan as the largest selling country. The other countries in which we currently have negotiated distribution agreements are: Morocco, Israel and Thailand. The percentage of revenue for foreign customers represented approximately 9% of the total revenue for the fiscal year ended March 31, 2000. International sales for the quarter ended June 30, 2000 totaled $145,169, and for the quarter ending September 30, 2000 the international sales were or $4,514.The following chart shows the revenue from each country and the respective percentage of our international sales.

                  International Sales for Fiscal Year End 2000

         (in thousands)                 Revenue               Percentage
                                        Received              of Revenue
                                        --------              ----------

         Japan                          $27,212                   69%
         Thailand                         4,979                   13%
         Israel                           4,965                   12%
         Morocco                          2,000                    5%
         Others                             272                    1%
                                        -------                  ----
                           TOTAL        $39,428                  100%

We plan an aggressive international marketing effort in the near future, with the largest anticipated increases in England and Israel.

         (f)      Distribution Methods

         Our product is sold to retailers (consisting primarily of grocery stores, club stores, and super drug discount stores), wholesalers, dental professionals, distributors, multi-level marketers and private individuals.

         All products are shipped from Hong Kong to Long Beach, CA and then directly on to the "bonded" warehouse of Charles Schayer Company in Phoenix, Arizona. Bonded refers to a special warehouse company that holds goods until they are officially released by US Customs. Once the product clears Customs in Phoenix, the import tax is paid, and Schayer may warehouse the product for a nominal fee until needed by the Company or release it directly to our warehouse in Phoenix.

         Up until January 2000, the company leased approximately fifteen hundred (1,500) square feet of office and warehouse space in Scottsdale, Arizona. That facility has now been vacated. The company has entered into a three (3) year lease on a new facility in Phoenix, Arizona from DEK Enterprises. The new location has a total of 3,330 square feet of office and warehouse space with a base rent of $2,065.00 per month. This Phoenix facility is used as the fulfillment center for all Remedent product dispatching. We believe that it will provide adequate space to warehouse our products, thus eliminating the need for warehousing fees at Schayer Company. Schayer Company is now only used as our customs clearing broker.

         (g)      Principal Suppliers

         We do not manufacture, nor do we have the capability to manufacture, nor do we anticipate establishing the capacity to manufacture our products. We currently out-source equipment and inventory from multiple vendors, but there is no assurance that we will be able to continue. Although multiple manufacturers currently produce or are developing equipment which we believe will enable us to meet our current and anticipated operational requirements, no assurance can be given that such equipment will always be readily available on commercially reasonable terms.

         Our existing production facilities are located at the Shummi-Asia production plant in Shen Zhen, China. Existing production tooling is capable of processing and packaging 35,000 Remedent Toothbrushes per day or 1,000,000 units per month, with the ability to double that capacity with a 3-month advance notice. This production plant acts as our major subcontractor. There are approximately 15 additional subcontractors throughout the world that have the same production capacity as the current vendor. We are working to establish contingency manufacturing capacity in the event that a problem arises with the current vendor. Our tooling can be moved on very short notice to another subcontractor. This would assure that any break in production needs would be minimal.

         All raw materials for our product are of USA origin. Shummi-Asia orders all raw materials directly from Eastman Chemical Company for the plastic injection process of the handles. The bristles are made of Dupont Tynex and ordered directly from Dupont. All product delivered from China is packaged and store ready. All shipping and display units are purchased from Tharco in Phoenix, AZ. All raw materials are readily available and we do not anticipate any significant setbacks in the event that Dupont, or Eastman, or Tharco, are unable to provide the raw materials.

         We contract quality control services with Hong Kong based Oral 2000, Ltd. They also provide a number of additional services including making shipping arrangements and processing all shipping documents. We compensate Oral 2000 at a rate of $0.078 per toothbrush for all services provided.

         (h)      Major Customers

         Our top three customers are CVS Drug (4,400 stores), Consolidated Wholesalers, and Bergen Brunswig Drug Company. These three customers represent approximately 55% of our sales and revenue. As we expand our distribution and implement the full marketing plan, the dependency on major customers will continue to decrease.

         The chart below identifies major customers and the percentage of our revenue from each customer. CVS is the largest, with revenues representing 41.68% of total company sales. Should we lose CVS, this would have an adverse effect on our cash flow until Double Eagle Market Development Company can fully implement the market expansion program in the Pacific Northwest and increase customer base and sales to recoup sales lost by CVS' departure.

         Percentage of Sales From April 1, 1999 through March 31, 2000

                  Name                                   % of Revenue
                  ----                                   ------------
                  CVS                                         41.68
                  Consolidated Stores                          7.22
                  Bergen Brunswig Drug Co.                     5.73

                  Nutrition For Life                           4.18
                  Target                                       3.63
                  McKesson Distributors                        3.34
                  Minyards                                     2.40
                  Fred Meyer                                   2.06
                  Fleming Companies                            1.21
                  Longs Drug Stores                            1.19
                  Newman Grove Family Dentistry                1.95

                  All Others (dentists, individuals)          15.62
                                                              -----
                            Subtotal                          90.21

                  International:
                  --------------
                  Sun Dental Corp., Ltd.                       6.06
                  KWH International                            1.16
                  Trendy Corporation                           0.95
                  Weinstein Daniels Ltd.                       1.15
                  Co. Ma. Im.                                  0.47
                  Feed Corporation                             0.67
                                                               ----
                            Subtotal                           9.79

                                    TOTAL                    100.00

Consolidated Distributors is our second largest customer with 7.22% of sales and revenue. The large gap between CVS and Consolidated shows the significance of CVS' sales and revenue. The loss of CVS as a customer, this could be very detrimental to Remedent's survival. The importance of advertising and supporting our primary customers with in-store flyers, coupons and a variety of promotional programs is crucial to keeping this business and other future major stores of this caliber as long time customers. Only our success in raising capital can generate these types of promotional programs with regularity to create consumer awareness and increase sales.

         (i)      Intellectual Property

         Our ability to compete effectively within the toothbrush and oral hygiene market depends, to a large degree, upon the proprietary nature of our product designs. We rely upon a combination of patents, proprietary technology and know-how, trademarks, trade secrets, and other contractual covenants to establish and protect our technology and other intellectual property rights. There can be no assurance the steps taken by the Company to protect its intellectual property will be adequate to prevent misappropriation of that intellectual property, or that our competitors will not independently develop products substantially equivalent or superior to our products. We believe our business as currently conducted does not infringe upon the valid proprietary rights of others, but there can be no assurance third parties will not assert infringement claims against us. Defending such claims can be both expensive and time-consuming, and there can be no assurance that we will be able to successfully defend against or similarly prosecute an infringement claim. The loss of such rights (or our failure to obtain similar licenses or agreements) would have a material adverse effect on our business, financial condition, and results of operations.

         Eight (8) United  States  Patents  have been  issued  for the  Remedent
Toothbrush (collectively, the "Patents"). See Exhibit 99.2 for a complete list of these patents and their expiration dates (ranging from 2012 to 2016). In addition, we have been granted design registrations in Japan and Korea, which expire in 2013 and 2007, respectively. Our patents relate to manual toothbrushes. Patent #5,758,380 relates to a toothbrush having brushes on both ends of the handle. Patent #5,934,762 relates to a method of manufacturing our toothbrush. The patents remaining are design patents covering a number of different variations of our toothbrush concept.

         These patents were assigned to us from Mr. Vrignaud pursuant to the terms of the Marketing Agreement. We are obligated to pay to Mr. Vrignaud a royalty equal to four and one-half percent (4 1/2%) of our sales based upon the wholesale price. Total royalties payable under the Royalty Agreement is limited to a maximum of $2,000,000. The assignment of the patents has been filed with the United States Patent and Trademark Office. We have also filed trademark applications for the names "Remedent" and "Remedent Jr." (Collectively, the "Trademarks"). On November 1, 1999, Trademarks were also applied for "The only toothbrush officially endorsed by the tooth fairy" and "Three heads are definitely better than one". See Exhibit 99.3 for a complete list of our trademarks.

         (j)      Governmental Approval

         There are no governmental approval requirements for toothbrushes. The FDA, however, requires that we file a registration of exemption. We are registered as an Initial Distribution and Specification Developer under the registration number 2030888. The FDA has also assigned to the Company an Owner/Operator number 9028776. We are required to file an exemption from FDA review solely based upon the fact that our toothbrushes are imported. The reference number notes the exemption and facilitates clearance at customs and simplifies the FDA's process. The registration for exemption expires December 31, 2001 and is renewable at no charge by completing a simple form that is automatically generated by the FDA. We do not anticipate any further requirements or any future government regulations concerning our product.

         (k)      Costs and Effects of Compliance with Environmental Laws

         We  anticipate  that we will have no  material  costs  associated  with
compliance  with  federal,   state  or  local  environmental  law  because  such
regulations are inapplicable to our products and their manufacture.

         (l)      Employees

We currently have four employees in addition to our executive officers who are compensated for their time contributed to the Company. Management expects to use consultants, attorneys, and accountants as necessary. The need for employees and their availability will be addressed in connection with a decision whether or not to expand into various markets.

         We are therefore dependent on the efforts and abilities of our senior management. Senior management is composed of Ms. Rebecca Inzunza, President, Chief Executive Officer, and Director; Robert E. Hegemann, Treasurer, Director and Senior Vice President; J. Stephen Grassbaugh, Chief Financial Officer; and Kenneth J. Hegemann, Research and Development. The loss of any of these key employees would have a material adverse effect on our business. The members of our Board of Directors believe that all commercially reasonable efforts have been made to minimize the risks attendant with the departure of any key personnel. There can be no assurance, however, that upon the departure of any key personnel that replacement personnel would cause the Company to operate profitably. We currently carry a life insurance policy on Kenneth Hegemann.
Other than Mr. Hegemann's policy, we currently have no other key-man life insurance with respect to any of its executive employees.

         The only employment agreement that has been entered into with a key employee is with Steve Grassbaugh, who serves as our chief financial officer and the chief financial officer of Double Eagle Market Development concurrently. The terms of this contract are discussed in the Section "Executive Compensation". We anticipate negotiating additional employment contracts with executive officers and key personnel in the near future.

         (m)      Research and Development

         Research and Development (R&D) costs have been minimal. For the fiscal year ending March 1999, we had no expenses for R&D and for the fiscal year ending March 2000, the total was $60,586. The dramatic increase for fiscal year 2000 reflects expenses for design and development of the new tube-style packaging and the intensified efforts to develop new products. Because the patented design of the Remedent Toothbrush was developed under the direction of Mr. Vrignaud, we have not incurred substantial research and development costs for the Remedent Toothbrush. Therefore, any research and development costs which have been passed on to the customers have been minimal. We have, however, established a research and development team that will work along with outside consultants to develop and adopt new products, whereupon we anticipate allocating three percent (3%) of our gross revenues to research and development in the next five years.

REPORTS TO SECURITY HOLDERS

         Prior to filing this Form 10-SB, we have not been required to deliver annual reports. We were deemed a reporting company sixty (60) days after our initial filing of this Form 10-SB. To the extent that we are required in the future to deliver annual reports to security holders through our status as a reporting company, we intend to deliver annual reports. Also, to the extent we are required in the future to deliver annual reports by the rules or regulations of any exchange upon which our shares are traded, we intend to deliver annual reports. If we are not required to deliver annual reports in the future for any reason, we do not intend to go to the expense of producing and delivering such reports. If we are required to deliver annual reports, they will contain audited financial statements as required.

         Prior to the filing of this Form 10-SB, we have not filed reports with the Securities and Exchange Commission. As a reporting company, we will file Forms 3, 4, 5, 10-KSB, 10-QSB, 8-K and Schedules 13D along with appropriate proxy materials as they come due. If we issue additional shares, we may file additional registration statements for those shares.

         The public may read and copy materials contained in our files with the Securities and Exchange Commission at the Commission's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. The public may obtain information on the operation of the Public Reference Room by calling the Commission at 1-800-SEC-0330. The Commission maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the Commission. The Internet address of the Commission's site is (http://www.sec.gov).

Item 2. MANAGEMENT DISCUSSION AND ANALYSIS OF FINANCIAL CONDITIONS AND RESULTS OF OPERATIONS

OVERVIEW

         The "Management's Discussion and Analysis of Financial Condition and Results of Operations" for the years ending March 31, 1999 and 2000 included herein should be read in conjunction with the financial statements and the related notes appearing in part F/S hereafter. In addition to historical information, the following discussion and other parts of this Form 10-SB contain forward-looking information that involves risks and uncertainties. Our future could differ materially from that discussed here. Factors that could cause or contribute to such differences include, but are not specifically limited to, failure to satisfy performance obligations, timely product manufacturing, changes in various markets in which we participate, as well as the other risks detailed in this section.

         There can be no assurances as to when we will commence generating substantial revenues, or that we will be profitable once substantial revenues are generated. Our prospects must be considered keeping in mind the risks, expenses, and difficulties frequently encountered in the establishment of a new business in an ever-changing industry and the research, development, manufacture, commercialization, distribution, procedures, products, and related technologies. There can be no assurance that unanticipated technical or other problems will not occur which would result in material delays in product commercialization or that our efforts will result in successful product commercialization. There can be no assurance that we will be able to achieve profitable operations.

         Remedent was incorporated in the state of Arizona on September 30, 1996, as Remedent USA, Inc. On October 5, 1996, we obtained the worldwide rights to distribute the Remedent Tooth & Gumbrush in an agreement with Mr. Vrignaud. On October 2, 1998, Remedent USA merged with Resort World Enterprises, a Nevada Corporation. The surviving company was Resort World Enterprises which, by way of an Amendment to its Articles of Incorporation, immediately changed the name of the Corporation to Remedent USA, Inc. For accounting purposes, the exchange was treated as a stock purchase in which the shareholders of Remedent USA, Inc. exchanged all their outstanding stock for approximately 79% of Resort World Enterprises stock. The audited financial statements for the fiscal years ending March 31, 1999 and March 31, 2000 included in this filing are those of Remedent USA, Inc.

         YEAR ENDED MARCH 31, 2000 COMPARED TO MARCH 31, 1999

RESULTS OF OPERATIONS

Comparative details of results of operations for the years ending March 31, 1999 and 2000.

                                                   Year Ending      Year Ending
                                                 March 31, 2000   March 31, 1999
                                                 --------------   --------------
   NET SALES                                          $448,459        323,267
   COST OF SALES                                       161,375        129,921
                                                       -------        -------
                 GROSS PROFIT                          287,084        193,346

   OPERATING EXPENSES
          Research and Development                      60,586         -0-
          Sales and marketing                          322,454        248,846
          General and administrative                   769,232        525,159
          Depreciation and amortization                 13,314         10,723
                                                        ------         ------
                 TOTAL OPERATING EXPENSES            1,165,586        784,728
                                                     ---------        -------
   (LOSS) FROM OPERATIONS                             (878,502)      (591,382)

   OTHER INCOME (EXPENSES)
        Interest income                                    343          4,709
        Interest expense                               (23,438)        (3,668)
                                                        ------         ------
                    TOTAL OTHER INCOME (EXPENSES)      (23,095)         1,041
                                                        ------          -----

       (LOSS) BEFORE INCOME TAXES                     (901,597)      (590,341)

         Income tax benefit (expense)                   (1,100)          (800)
                                                         -----            ---
                         NET (LOSS)                 $ (902,697)     $(591,141)
                                                    -----------     ----------

For the fiscal year ending March 31, 2000, net sales increased by $125,192 from $323,267 in 1999 to $448,459 in 2000, which represents an increase in sales volume of approximately 60,000 brushes. This represents a 39% increase over the comparable period ending March 31, 1999. This change was due to volume increases as a result of obtaining new customers. From May, 1999 through March 31, 2000, CVS Stores, a large drug store chain with 4,400 outlets, placed orders for a total of $178,161 which represents 45% of total sales. International sales accounted for $39,428 of the $448,459, or 9% of the total sales as of March 31, 2000. This represents an increase of $18,821 or 92% over the prior comparable period. We anticipate sales will continue to increase in both domestic and international markets.

         An additional reason for the low rate of increase in revenues was the learning period during the initial activity of Double Eagle Marketing beginning March 1999, which contributed to the low rate of increase in revenues during the fiscal year ended March 31, 2000.

         Cost of goods sold increased by $31,454 or 24% for the year ending March 31, 2000 over the comparable period ended March 31, 1999. This was due, in part, to a decrease in expenses in labor costs, packaging, shipping supplies, freighting, and the reduction in inventory adjustments. This is also a result of sales volume increase, partially offset by improved efficiencies, such as: lowered insurance expenses, reduced employee compensation due to loss of certain employees, absence of warehousing fees paid to Charles Schayer and reduced accounting expenses

         Gross profit for the year ended on March 31, 2000 also increased by $93,738 or 48% over the comparable period ended March 31, 1999. This increase was a result of increase on revenues. With the current marketing plans and recent customers additions, we expect to realize similar if not improved profit margins in the future.

         Research and development expenses as of March 31, 2000 have increased by $60,586 over the prior fiscal year. Since the patented design of the Remedent Toothbrush was developed under the direction of Mr. Vrignaud, we did not incur substantial research and development costs during the fiscal year 1999. The increase for fiscal year 2000 reflects expenses for design and development of the new tube-style package for the product and the intensified efforts to develop new products. We expect we will continue to invest in research and development. We plan to allocate three percent (3%) of sales to the R & D budget, and are currently working on the development of eight additional products.

Sales and marketing costs as of March 31, 2000 and 1999 were $322,454 and $248,846 respectively, which represents an increase of $73,608 or 30%. This is the result of increased sales and marketing commissions and other expenses including the package redesign, promotional material, and the implementation of strategic plans for the upcoming test market.

In August of 1999, Double Eagle believed it necessary to redesign the package and product identity to successfully reintroduce the product in the Northwest region. The costs incurred from concept design to delivery of all new marketing materials were approximately $150,000. This decision was made taking into consideration product presentation on the shelf, enhancement of the product's point of difference, colors, logo, and marketing slogan.

         General and administrative costs for 2000 and 1999 were $769,232 and $525,159 respectively, an increase of $244,073 or 24%. In part, the increases were due to increases in advertising of $46,792 or 61.4%, interest expense of $19,770 or 539%, royalties of $5,245 or 44%, and promotion/capital raising efforts. Investor relations expenses increased by $216,328. In the first quarter of 2000, additional investor relations activities were required in order to raise the capital necessary to fully implement the marketing plan. Therefore, the companies: Merryvale, Charterbridge and First Canadian Capital were hired to present the Company to potential investors. Contracts with these companies are described in section "Transactions with Promoters." These added expenses were offset by expense reductions in the areas of accounting of $13,697 or 35%, officer and employee compensation of $36,184 or 13.6%, insurance of $7,785 or 49%, legal of $9,130 or 28%, rent of $5,634 or 13.7%, payroll tax expense of $3,699 or 13.3%, and other less significant cutbacks in all areas of general and administrative expenditures.

           Net interest expense increased by $19,770 during the year ended March 31, 2000 over the comparable period ending March 31, 1999. The increase in interest expense was largely due to the conversion feature of a convertible debenture signed with Dr. Ed Quincy recorded as expense in the amount of $10,000. Interest paid on the note payable to Union Bank of Arizona and interest accrued on the compensation owed to employees are also part of this amount.

         Inflation has not had a material effect on Remedent's revenue and income from continuing operations in the past three years. We do not expect inflation to have a material future effect.

         Because our contract with Shummi and others have been contemplated in US dollars, the cost of products will not be affected by exchange rate fluctuations.

LIQUIDITY AND CAPITAL RESOURCES

         On March 31, 2000, our current liabilities exceeded our current assets by $554,067. Our business operations will require substantial capital financing on a continuing basis. The availability of that financing will be essential to our continued operation and expansion. The availability of that financing will be essential to our continued operation and expansion. In addition, cash flow and liquidity is contingent upon the increase of new customers in the current year and beyond. Any future decline in the rate of growth of new customers will force us to raise additional capital to support operations by selling equity securities or incurring additional debt.

         Since our inception in 1996, we have sustained net losses and negative cash flow, due largely to start-up costs, general and administration expenses, inventory, marketing and other expenses related to market development and new product launch. As a result, we have financed our working capital requirements principally through loans and the private placement of our common stock.

         In January of 1999, Ms. Inzunza loaned the Company $50,000 at 7% interest which has been paid back throughout the year, and as of March 31, 2000 the amount was paid in full. On December 11, 1998, Remedent received a $50,000 line of credit from the Union Bank of Arizona. We have drawn upon the full amount. The interest rate was 10.250% with a maturity date of 12-11-1999. As of April 25, 2000 we had paid $7,448.20 in interest. On April 26, 2000, the loan balance of $49,970.55 was converted to a five-year loan with an interest rate of 11.50%, monthly payments of $1,098.39, and a maturity date of April 26, 2005. Monthly payments include payments towards both principal and interest.

         On March 2, 1999, $200,000 was attained through a 504 private placement.

         On July 14, 1999 we borrowed $10,000 from Edward Quincy, a shareholder, in the form of a convertible debenture. The debenture is unsecured and bears interest at 10% per annum. The note is due April 15, 2001 and can be converted to stock at 37.5% of the average trading price 30 days prior to maturity. We have recorded interest expense of $10,000 as part of the conversion feature of the debenture. Additionally, there is $802 of accrued and unpaid interest as of March 31, 2000.

         During the year ended March 31, 2000 we have borrowed from Kenneth Yanika, a shareholder, a total of $15,000 as a working capital loan. This loan is unsecured, due on demand without a maturity date and bears no interest.

Kenneth Hegemann operates CRA Labs, Inc., a related business that has advanced a total of $21,563 to Remedent. We have repaid $14,000 of theses advances leaving a balance of $7,563 at March 31, 2000. Similar to the other working capital loans, this is an unsecured debt and does not bear interest.

         We expect to continue to experience negative cash flow through at least fiscal 2001, and may continue to do so thereafter while we develop and expand our distribution of products. Unless we are able to generate sufficient revenue or acquire additional debt or equity financing to cover our present and ongoing operation costs and liabilities, we may not be able to continue as a going concern. Our auditors note that we have sustained substantial net losses since our inception in September 1996. In addition, as of June 30, 2000, we had a working capital deficit totaling $632,629 and a shareholders deficit of $568,106 and as of September 30, 2000 the working capital deficit totaled $725,599 and a shareholders deficit of $663,895. According to our auditors, these factors raise substantial doubt about our ability to continue as a going concern.

         For the year ending March 31, 2000, liabilities totaled $774,256 and $ 192,959 for the year ending March 31, 1999, which represents an increase of $581,297. This was largely due to a drastic change on the balances of current assets and current liabilities. Account receivables increased by 15% due to an increase in sales. Net inventory decreased by $17,424 due to reductions in prior package inventory levels and pending production of new packaged product. Total assets decreased by $75,446 or 21% over fiscal year ended March 31, 1999.

         Frequently we have been unable to make timely payments to our trade and service vendors. As of March 31, 2000, we had past due payables in the amount of $396,208, representing a 589% increase from the prior fiscal year. Deferred payment terms have been negotiated with most of the vendors, which has allowed us to continue to make shipments on time and no orders have been cancelled to date. Notes payable increased by $37,096 due to several working capital loans from shareholders. Details for these loans are included in the footnotes of the financial statements. Accrued liabilities increased by $203,491. This amount represents accrued salaries for officers and employees in the amount of $164,036, $20,000 for accrued audit fees to our independent accountants and $18,657 for amounts owed Rubicon Capital Partners Inc., and First Canadian Capital for services provided for Investor Relations. These services included making introductions to potential investors to raise the necessary capital needed to implement the expansion market, developing an investor package, sending mailers, contacting investors, and setting up meetings with potential investors for our business and marketing presentation.

         For years ending March 31, 2000 and 1999, net cash used for operating activities was $67,780 and $537,102 respectively. As of March 31, 2000 we had a working capital deficiency of $554,067, as compared to working capital of $111,144 at March 31, 1999. Our business operations will require substantial capital financing on a continuing basis.

         On February 1, 2000, we entered into a three-year lease on a 3,300 square foot warehouse and office facility in Phoenix, Arizona. All product fulfillment and distribution is handled from this facility. The base lease amount if $2,065 per month. The company also leases a 1,000 foot office facility in Escondido, California from Rebecca Inzunza, an officer and shareholder of Remedent. The monthly lease is $655 per month.

         We have taken several actions, which we believe will improve our short-term and long-term liquidity and cash flow. For the short term, we have improved liquidity and cash flow by obtaining short term loans, reducing expenses, reducing employee compensation, eliminating warehousing fees and reducing insurance expenses. For the long term, we have been discussing substantial investments with two individuals. These equity investments would total approximately $5,000,000 over three years. We also plan to seek debt financing in the form of bank loans in the amounts of $2 million in 2002 and $1.2 million in 2003. We do not anticipate a need for additional capital beyond the $8,200,000. In addition we plan to establish policies designed to conserve cash and control costs.

         Our business operations will require substantial capital financing on a continuing basis. Based upon our cash flow projections, a capital infusion of $8,200,000 over the next three (3) years is necessary to pay existing delinquent payables, fully implement our expansion market in the Northwestern States, finance further growth into new market areas, and research and develop new products. We plan to finance such through loans, equity investments and other transactions. We reasonably believe that the net proceeds from our efforts, assuming the maximum amount is raised and loans are obtained, plus revenues generated from operations which are estimated to total $45.6 million for the years 2001 through mid 2003, will be sufficient to fund our operations through the year 2003. However, there can be no assurance that we will be able secure the necessary financing. In the event that we are unsuccessful in completing financing arrangements, we would have difficulty meeting our operation expenses, satisfying our existing or future debt obligations, or succeeding in developing new products. Without sufficient cash flow we are unable to satisfy our debt obligations, our ongoing growth and operations are, and will continue to be, restricted and there is substantial doubt as to our ability to continue as a going concern. If this were to happen our contingency plan would be to work with existing oral care companies who do not have a premium toothbrush. We would attempt to secure an agreement with them to be their premium toothbrush provider.

              THREE AND SIX MONTH PERIODS ENDING SEPTEMBER 30, 2000 COMPARED TO THREE AND SIX MOTNH PERIODS ENDING SEPTEMBER 30, 1999

OVERVIEW

         Other than $50,000 raised through convertible debentures, our plans to raise additional capital have not materialized and our ability to continue as a going concern is in further jeopardy. Net sales decreased $62,481 for the three months ending September 30, 2000 when compared to the three months ended September 30, 1999, and decreased $51,288 for the six months ending September 30, 2000 when compared to the six months ended September 30, 1999. Net sales were approximately $11,619 for the month of September 2000.

         Total assets decreased by $27,630 from $285,040 at fiscal year ending March 31, 2000 to $257,410 in September 30, 2000. Accounts receivable totaled $16,254 on September 30, 2000 primarily due to lack of sales and the fact that international sales are conducted on a cash basis only. Amounts due from related parties increased $28,874 from $16,919 at fiscal year ending March 31, 2000 to $45,793 for September 30, 2000. The increase in notes from related parties are loans to three officers. One loan in the amount of $2,324 was paid in full as of the filing of this 10QSB.

         Inventory decreased $41,118 from $153,712 at fiscal year ending March 31, 2000 to $112,594 on September 30, 2000, due to minimal sales and the continual replenishing of blister packaging only on an as needed basis.

         Liabilities increased $147,049 when comparing $921,305 at September 30, 2000 to $774,256 at fiscal year ending March 31, 2000. Accounts payable decreased $16,743 from $396,208 at fiscal year ending March 31, 2000 on September 30, 1999 to $379,465 on September 30, 2000. This is primarily due to increases in sales and marketing expenses.

         Accrued liabilities increased by $16,998 due to accrued employee's salaries, and interest. Royalties payable increased $3,522 or 9%, for the six month period ending September 30, 2000 and is based on net sales.

         The company is aggressively working towards a contingency marketing plan that would involve turning marketing and distribution in its entirety over to a well-established oral care distributing company. Several candidates have been identified. The Company is currently negotiating with one such company, Breath Asure, Inc. If the Company is successful in completing an agreement with Breath Asure or similar company, advertising and all other such expenses would no longer be a burden on the Company and other operating expenses would be significantly reduced as well since the new distributing company would handle all marketing, distribution and fulfillment activities. However, until such contingency plan is finalized, our current marketing plan is effective but, temporarily curtailed until we can raise sufficient capital to support it.

         In further effort to reduce costs, Rebecca Inzunza has assumed responsibilities of both CEO and CFO, replacing Steve Grassbaugh as our CFO. Once the Company has adequate funding, a CFO will be hired.

RESULTS OF OPERATIONS

         THREE MONTHS ENDED SEPTEMBER 30, 2000 AS COMPARED TO THE THREE MONTHS ENDED SEPTEMBER 30, 1999

         Net Sales. Our net sales for the three months ended September 30, 2000 totaled $42,261, compared to $104,742 for the three months ended September 30, 1999, reflecting a decrease of $62,481 or 60%. Our sales decrease occurred primarily because our cash shortfall has made it virtually impossible to purchase advertising, delays in implementing the market expansion plan including redesign of the package. Additionally, as of July 31, 2000, we have temporarily curtailed our marketing operations, which also caused a decrease in net sales. Absent substantial additional funding, we expect that our sales will continue to decline as we deplete our remaining inventories. For the three month period ending September 30, 1999, international sales totaled $10,233 with $5,408 or 53% applied to promotional discounts compared to the three month period ending September 30, 2000, which totaled $4,514 in international sales with promotional discounts of $2,470 or 55% applied.

         In an effort to provide additional exposure of the Company's unique product, the Company does provide, to certain first time buyers, all dental professional customers, and all international customers, an opportunity to acquire the product with certain special marketing discounts. The Company views these discounts not as sales discounts but as a method of marketing its products to customers that may not otherwise purchase the product. Promotional discounts for the three month period ending September 30, 2000 totaled $16,313, which is included within sales and marketing expenses. This amount should be deducted from sales to evaluate the exact sales number. Beginning April 1, 2001, the accounting procedure for posting sales will reflect the actual sales price and not the Company's standard blanket cost to all buyers.

         Cost of goods sold. Cost of goods sold during the three months ended September 30, 2000 totaled $11,763 or 28% of net sales, reflecting a decrease of $9,673 or 45% over the comparable three months ending September 30, 1999. Our cost of goods decrease is directly related to the decrease in sales. Our gross margin was 72% for the three months ended September 30, 2000 compared to our gross margin of 80% for the three months ended September 30, 1999. This increase in percentage is directly related to the higher cost for the package redesign.

         Operating expenses. Our sales and marketing expenses decreased to $34,818 during the three months ended September 30, 2000 compared to $195,659 for the three months ending September 30, 1999. The largest component of our sales and marketing expenses for the three months ended September 30, 2000 was in advertising and promotional discounts. As a percentage of net sales, sales and marketing expenses are 82% for the three months ended September 30, 2000, as compared to 187% for the three months ended September 30, 1999. The percentage decrease is primarily due to a reduction in sales and marketing expenses, sales, and the slowing of the marketing expansion plan.

         General and administrative expenses decreased to $66,440 for the three months ended September 30, 2000 from $73,923 for the three months ended September 30, 1999. The decrease is primarily due to a reduction in the workforce and temporarily curtailing our marketing operations. As a percentage of net sales, general and administrative expenses were 157% for the three months ended September 30, 2000, as compared to 71% for the three months ended September 30, 1999. The percentage increase is primarily attributable to a reduction in sales.

         Interest expense. Interest expense was $59,363 for the three months ending September 30, 2000 as compared to $1,733 for the three months ended
September 30, 1999. The increase in interest expense for 2000 related principally to $50,000 for one time interest expense accrual associated with the convertible debentures

         SIX MONTHS ENDED SEPTEMBER 30, 2000 AS COMPARED TO THE SIX MONTHS ENDED SEPTEMBER 30, 1999

         Net sales. Our net sales decreased to $242,314 for the six months ended September 30, 2000 compared to $293,602 for the six months ended September 30, 1999, reflecting a decrease of $51,288 or 17%. The decrease was the result of our cash shortfall, which has made it virtually impossible to implement the marketing expansion plan. We expect our sales to decline without additional substantial funding, as almost all of vendors who supply radio advertising have ceased all services to us. Additionally, we have temporarily curtailed marketing expansion plans, which have also caused a decrease in net sales. International sales for the six month period ending September 30, 2000 totaled $149,683 with promotional discounts of $86,147 or 58% applied as compared to the six month period ending September 30, 1999, in which international sales totaled $16,253 with promotional discounts applied of $8,619 or 53%.

         Cost of goods sold. Cost of goods sold during the six months ended September 30, 2000 was $76,283 or 31% of net sales, reflecting a decrease of $22,537 or 23%. Our cost of goods decrease is directly related to the decrease in sales. Our gross margin was 69% of net sales for the six months ended September 30, 2000 as compared to 66% of net sales for the six months ended September 30, 1999.

         Operating expenses. Our sales and marketing expenses decreased to $233,382 during the six months ended September 30, 2000 from $239,880 for the six months ended September 30, 1999. The decrease is due to increases in new promotional literature, tradeshow fees, commissions, and advertising, and offset with decreases in samples, consulting, promotional discounts, and public relations. Sales and marketing expenses should fall even further during fiscal third quarter. As a percentage of net sales, sales and marketing expenses were 96% for the six months ended September 30, 2000, as compared to 82% for the six months ended September 30, 1999. As our sales decline, we expect that our sales and marketing expenses will increase as a percentage of our sales.

         General and administrative expenses decreased to $141,879 for the six months ended September 30, 2000 from $191,228 for the six months ended September 30, 1999. This decrease is due our efforts to downsize and economize operations wherever possible. The primary components for the six month ending September 30, 2000 of the decrease were employee salaries, officer's salaries, insurance, royalties, and rent. As a percentage of sales, general and administrative expenses were 59% for the six months ended September 30, 2000, as compared to 65% for the six months ended September 30, 1999. As our sales decline, we expect that our general and administrative expenses will increase as a percentage of our sales. The decreases in officer's salaries were due to the elimination of the Company's CFO. Payroll taxes also decreased during the six-month period September 30, 2000.

         During the six months ended September 30, 2000, our lack of working capital forced us to downsize our operations and reduce the number of employees. As a result of our inability to return to the Bulletin Board, and to obtain additional capital, we believe that our ability to continue as a going concern is in jeopardy.

         Interest expense. Interest expense was $121,581 for the six months ended September 30, 2000, as compared to $3,042 for the six months ended September 30, 1999. The increase in interest expense is related principally to $50,000 for the one time interest expense accrual for the convertible debentures obtained during the fiscal second quarter and $53,200 obtained in the fiscal first quarter for a total of $103,200. The additional interest is for officers and employee salaries accruing, credit cards, and loans from related parties.

LIQUIDITY AND CAPITAL RESOURCES

         Current situation. Our ability to continue as a going concern is in jeopardy. As of November 30, 2000 we had approximately $10,000 of cash. Our inventory is low and in need of replenishing to fill orders. An increasing number of creditors have placed us with collection agencies. We are not paying vendors timely and virtually all vendors have placed us on credit hold until the Company has paid them in full. In addition, because we are unable to timely pay our creditors, we face a possibility of lawsuits and other threats of legal action seeking payment.

         We historically financed our operations primarily through sales and loans. Primary uses of cash have been to fund our operation to date. If we are successful in achieving revenue growth, our working capital requirement is likely to increase. However, more recently, we have been unable to raise cash through any source.

During the three month period ending September 30, 2000, the Company borrowed $50,000 from various shareholders in the form of convertible debentures. The debentures are unsecured and bear interest at 10% per annum. The debentures are due on demand and if no demand is made before the maturity dates, the debentures can be converted to stock at 37.5% of the average trading price 30 days before maturity. The Company has recorded interest expense of $50,000 as part of the conversion feature of the debenture.


          Date of Debenture                Amount of        Maturity Date
                                           Debenture
          -------------------------------- ---------------- --------------------
          August 21, 2000                  $     15,000     August 21, 2001
          -------------------------------- ---------------- --------------------
          August 23, 2000                  $      5,000     August 23, 2001
          -------------------------------- ---------------- --------------------
          September 1, 2000                $      5,000     September 1, 2001
          -------------------------------- ---------------- --------------------
          September 25, 2000               $     25,000     September 25, 2001
          -------------------------------- ---------------- --------------------
                       TOTAL               $     50,000
          -------------------------------- ---------------- --------------------


         Net cash provided by our operating expenses during the six months ended September 30, 2000 was $67,851 as compared to $13,513 used during the six months ended September 30, 1999. Net cash used by operating activities during the six months ended September 30, 2000 was primarily the result of the loss for the first six months, offset by the beneficial conversion feature of the debentures and increases in accounts payable and accrued liabilities. We continue verbal communications with vendors on an open basis, keeping them abreast of our activities and as a result, no legal actions have developed in their effort to collect past due amounts from the Company.

         Revenues for the six months and three months ended September 30, 2000 decreased by $51,288 or 17% and $62,481 or 60%, respectively, over the comparable periods a year earlier. Decrease in revenue was primarily due to a decrease in sales.

Net losses from continuing operations for the six and three months ended September 30, 2000 decreased $24,377 and increased $62,972 respectively.


QUARTERLY TRENDS

         We do not anticipate significant "seasonal" changes in our operation. Our product is a toothbrush that people use on a daily basis for oral hygiene and as such, we predict that although sales may increase over the year, sales will not be affected by quarterly trends.

RISK FACTORS

(a) We have a history of losses, accumulated deficit, and working capital deficiency, and, as a result, our business and results of operations may be adversely impacted and the price of our common stock may be negatively affected.

         We have incurred losses of $909,341 and $591,141 for the years ended March 31, 2000, and 1999, respectively. The likelihood of our success must be considered in light of the problems, expenses, difficulties, complications, and delays frequently encountered in connection with the expansion of our business and the competitive environment in which we operate. There are no assurances that we will be able to achieve the market acceptance required to sustain our operations. Any shortfalls will have an immediate adverse impact on our business, operations and financial condition.

(b) We have significant working capital requirements. The failure to obtain financing to meet these requirements will have a significant effect upon our ability to continue as a growing concern.

         The working capital requirements associated with the manufacture, marketing and sale of the Remedent Toothbrush have been and will continue to be significant. We are not currently generating sufficient cash flow to fund our operations and our ability to continue our operations and implement our sales and marketing strategy is dependent on our ability to continue to generate proceeds from the sale of our shares. Although the data we have been able to secure the needed financing, there can be no assurance that any additional financing will be available to us on a timely basis, on acceptable terms, or at all. Any such financing may involve substantial dilution of the interests of our then existing shareholders. If we are not successful in raising the additional financing necessary to fund future working capital needs, we might be forced to curtail some of our operations, the exact nature of which cannot be predicted at this time.

(c) Our industry is highly competitive and we may not have the resources to compete effectively.

         The market for premium toothbrushes is intensely competitive. We face strong existing competition for similar products and expect to face significant competition from new companies or existing companies with new products. Many of these companies may be better financed, have better name recognition and consumer goodwill, have more marketing expertise and capabilities, have a large and loyal customer base, along with other attributes that may enable them to compete more effectively. The premium toothbrush industry is currently dominated by four companies, Colgate-Palmolive, Oral B, Johnson & Johnson, and Procter & Gamble, which in the aggregate, account for approximately sixty-six percent of the toothbrushes sold in the United States.

         Additionally, purchases are often made based upon highly subjective decisions that may be influenced by numerous factors, many of which are out of our control. Consumers' subjective preferences are subject to rapid and unanticipated changes. As a result, we expect to face substantial competition from existing and new companies that market toothbrushes, which are perceived to enhance oral hygiene, are visually appealing or appeal to other consumer preferences. Further, the toothbrush industry is subject to rapid and widespread imitation of toothbrush designs which, notwithstanding the existence of any proprietary rights, could further hamper our ability to compete. We currently face competition on the basis of price, reputation and qualitative distinctions among available products. There can be no assurances as to the market acceptance of the Remedent Toothbrush in relation to our competition. See "Business of the Company - Competition."

(d)      The market is currently dominated by several large competitors,  and it
         is  uncertain  that  we  will  be  able  to  obtain   sufficient  brand
         recognition and market penetration.

         The oral hygiene and toothbrush industry is currently dominated by several companies which have strong brand name recognition. As a result, the market demand for new products from new companies is subject to a high level of uncertainty. As evidenced in one Northwester states test market, achieving significant market penetration and consumer recognition for our products will require significant efforts and expenditures by us to inform potential customers about our products. Although we intend to use a substantial portion of our working capital for marketing and advertising, there can be no assurance that we will be able to penetrate existing markets for toothbrushes and related accessories on a broad basis, position our products to appeal to a broad base of customers, or that any marketing efforts undertaken by us will result in any increased demand for or greater market acceptance of our products. See "Our Business."

(e)      Our dependence upon a single retailing concept may affect our business.

         Since our inception, we have devoted our efforts almost entirely to the development and marketing of our toothbrush and are currently dependent exclusively on revenues, if any, to be generated therefrom. It is not anticipated that the revenues generated by the sale of toothbrushes will result in meaningful revenue until a successful retail and consumer market for our products is established. The failure of our toothbrushes to achieve sustained commercial viability would have an immediate material adverse effect on our operation. This will require substantial marketing efforts and the expenditure of significant funds by us and our strategic marketing partners. Although our product achieved success in its test market, there can be no assurance that our efforts or that of our strategic partners will continue to be successful or that our toothbrush will ever achieve acceptance of any significant level in the market. See "Our Business."

(f) Our dependence on a limited number of suppliers could cause our cost of sales to increase, impair our ability to meet our customer's demands and reduce our revenues and profitability.

         We do not manufacture the Remedent Toothbrush, and therefore must rely on our suppliers. Our success will depend on maintaining our relationships with these suppliers and developing relationships with new suppliers. Any significant delay or disruption in the supply caused by manufacturers' production limitations, material shortages, quality control problems, labor interruptions, shipping problems or other reasons could materially adversely effect our business. We purchase our product pursuant to purchase orders placed from time to time and, except for those purchase orders, none of our suppliers are obligated to deliver specified quantities of components or to deliver components for any specified period. Accordingly, we are substantially dependent on the ability of our suppliers to provide adequate inventories on a timely basis and on acceptable terms. Although we believe that our relationships with our suppliers are satisfactory and that alternative sources are currently available, the loss of the services of a supplier or substantial price increases imposed by a supplier could result in production delays, thereby causing cancellation of orders by customers and/or price increases resulting in reduced revenues and margins, respectively.

(g) Our dependence on certain foreign suppliers, poses risks to our ability to produce our products.

         Companies in Asia manufacture our product. As a result, the production of our product is subject to additional cost and risk factors, many of which are out of our control, including political instability, import duties, trade restrictions, work stoppages and foreign currency fluctuations. Although we have not experienced any effects to date, an interruption or material increase in the cost of supplies would materially adversely effect our business, operating results and financial condition.

(h) Our dependence on a few major customers could adversely affect our ability to compete effectively.

         Currently, we are dependent on one major customer for approximately 45% of our business. There is the risk that should this customer cease its relationship with us, this could have an adverse affect on our business. Although we are attempting to broaden our customer base, there is no assurance that this strategy will be sufficiently successful.

(i) Our inability to protect our intellectual property may adversely affect our ability to compete.

         We seek patent protection for our proprietary products and technologies where appropriate. We currently have eight United States patents and two international patents relating to our Remedent Toothbrush. However, there can be no assurance that our patents will provide us significant protection against competitors. Litigation may be necessary in the future to protect our patents, and there can be no assurance that we will have the financial or managerial resources necessary to pursue such litigation or otherwise to protect our patent rights. In addition to pursuing patent protection in appropriate cases, we also rely on trade secret protection for our unpatented proprietary technology. However, trade secrets are difficult to protect. Although we have not experienced problems in this area, there can be no assurance that other companies will not independently develop substantially equivalent proprietary information and techniques or otherwise gain access to our trade secrets, that such trade secrets will not be disclosed or that we can effectively protect our rights to unpatented trade secrets.

(j) Our lack of diversification may affect our business if demand is reduced.

         Our size makes it unlikely that we will be able to commit funds to diversify the business until we have a proven track record, and we may not be able to achieve the same level of diversification as larger entities engaged in this type of business.

(k) The loss of our key management personnel could reduce our revenues and profitability.

         Our success is dependent on our key management, the loss of whose services could significantly impede the achievement of our planned development objectives. We currently maintain keyman life insurance only for Mr. Hegemann. In addition, none of the officers or directors, or any of the other key personnel, except for Mr. Grassbaugh, our Chief Financial Officer, has any employment agreement with the Company. Therefore, there can be no assurance that these personnel will remain in our employ. The success of our business objectives may require substantial additional expertise in such areas as finance, manufacturing and marketing, among others. As experienced, competition for qualified personnel is intense, and the loss of key personnel, or the inability to attract and retain the additional, highly skilled personnel required for the expansion of our activities, could have a material adverse effect on our business and results of operations.

         In addition, the officers and directors make all decisions with respect to our management. Investors will only have rights associated with minority ownership interest to make decisions which affect Remedent USA, Inc. Our success, to a large extent, will depend on the quality of our directors and officers.

(l) Control by existing officers and directors may limit investors ability to influence the outcome of director elections and other matters requiring stockholder approval.

         Our officers and directors beneficially own approximately 35% of the outstanding shares of our common stock. As a result, such persons, acting together, have the ability to exercise significant influence over all matters requiring stockholder approval. Accordingly, it could be difficult for the investors hereunder to effectuate control over the affairs of Remedent USA, Inc. Therefore, it should be assumed that the officers, directors, and principal common shareholders who control the majority of voting rights will be able, by virtue of their stock holdings, to control the affairs and policies of Remedent USA, Inc.

(m)      Limitations  on  liability,  and  indemnification,   of  directors  and
         officers could result in increased expenditures.

         Our Articles of Incorporation include provisions to eliminate, to the fullest extent permitted by the Nevada Revised Statutes as in effect from time to time, the personal liability of our directors for monetary damages arising from a breach of their fiduciary duties as directors. The Bylaws include provisions to the effect that we may, to the maximum extent permitted from time to time under applicable law, indemnify any director, officer, or employee to the extent that such indemnification and advancement of expense is permitted under such law, as it may from time to time be in effect. Any limitation on the liability of any director, or indemnification of directors, officer, or employees, could result in substantial expenditures being made by Remedent in covering any liability of such persons or in indemnifying them.

(n) Conflicts of interest of the officers and directors could adversely affect their ability to successfully manage the Company.

         The officers and directors have other interests to which they devote time, either individually or through partnerships and corporations in which they have an interest, hold an office, or serve on boards of directors, and each will continue to do so notwithstanding the fact that management time may be necessary to our business. As a result, certain conflicts of interest may arise between Remedent USA, Inc. and our officers and/or directors which may not be susceptible to resolution. We have not experienced any conflict in this area, nor de we expect to experience any conflicts in the future.

         In addition, conflicts of interest may arise in the area of corporate opportunities which cannot be resolved through arm's length negotiations. All of the potential conflicts of interest will be resolved only through exercise by the directors of such judgment as is consistent with their fiduciary duties. It is the intention of management, so as to minimize any potential conflicts of interest, to present first to our Board of Directors, any proposed investments for its evaluation.

(o) There is no assurance of continued public trading market. This could result in lower priced securities.

         Since October 1998, there has been only a limited public market for our common stock. Our common stock has been quoted on the Over the Counter Bulletin Board, however, we have been temporarily de-listed from the OTC BB pending completion of the registration our securities. In the event we can successfully complete the registration process and are again accepted for trading on the OTC BB, an investor may find it difficult to dispose of, or to obtain accurate quotations as to the market value of our securities. In addition, the common stock is subject to the low-priced security or so called "penny stock" rules that impose additional sales practice requirements on broker-dealers who sell such securities. The Securities Enforcement and Penny Stock Reform Act of 1990 ("Reform Act") requires additional disclosure in connection with any trades involving a stock defined as a penny stock (generally, according to recent regulations adopted by the U.S. Securities and Exchange Commission, any equity security that has a market price of less than $5.00 per share, subject to certain exceptions), including the delivery, prior to any penny stock transaction, of a disclosure schedule explaining the penny stock market and the risks associated therewith. The regulations governing low-priced or penny stocks sometimes limit the ability of broker-dealers to sell our common stock and thus, ultimately, the ability of the investors to sell their securities in the secondary market.

(p) Our failure to maintain market makers could impair the liquidity of our common stock.

         We are currently dependent upon three firms to act as market makers for our stock. If we are unable to maintain a National Association of Securities Dealers, Inc. member broker/dealers as market makers, the liquidity of the common stock could be impaired, not only in the number of shares of common stock which could be bought and sold, but also through possible delays in the timing of transactions, and lower prices for the common stock than might otherwise prevail. Furthermore, the lack of market makers could result in persons being unable to buy or sell shares of the common stock on any secondary market. Although our ability to maintain market makers has been successful, there can be no assurance we will be able to maintain such market makers.

(q)      It is unlikely that we will pay cash dividends.

         We have never declared or paid dividends on our common stock and currently do not anticipate or intend to pay cash dividends on our common stock in the future. The payment of any such cash dividends in the future will be subject to available retained earnings and will be at the discretion of the Board of Directors.

OTC BULLETIN BOARD ELIGIBILITY RULE

         In January of 1999, the SEC granted approval to the NASD OTC Bulletin Board Eligibility Rule 6530, which requires a company, listed on the OTC Bulletin Board to be a reporting company and remain current in its reports filed with the SEC. As a result of this rule change, we have filed this registration statement in order to become a fully reporting company and list our common stock on the OTC Bulletin Board. The SEC reporting requirements will add additional expenses to our operations, including the expense of filing this registration statement and preparing annual and quarterly reports. We anticipate trading on the OTC Bulletin Board soon after this registration statement is declared effective, and we have been cleared for trading by NASD.

ACCOUNTING CHANGES

         Impact of Recently Issued Accounting Standard

         In June 1998, the FASB issued Statement of Financial Accounting Standards (SFAS) No. 133 (Accounting for Derivative Instruments and Hedging Activities), which establishes accounting and reporting standards for derivative instruments. This Statement requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. In June 1999, the FASB issued SFAS No. 137 (Accounting for Derivative Instruments and Hedging Activities-Deferral of the Effective Date of FASB Statement No. 133) which postponed the adoption date of SFAS No. 133. As such, the Company is not required to adopt the new Statement until the year 2001. We are currently evaluating the effect that implementation of the new standard will have on our results of operations and financial position.

ITEM 3.   DESCRIPTION OF PROPERTIES

PROPERTIES

         We currently do not own any investment property or real estate, nor have we developed an investment policy with respect to real estate or real estate interest, real estate mortgages, or securities.

         We currently lease approximately 3,300 square feet of warehouse space in Phoenix, Arizona. This is a three-year lease, beginning February 1, 2000. The base lease amount is $2,065 per month. We also lease a 1,000 foot office space in Escondido, California, from Rebecca Inzunza, an officer/shareholder of the Company. This facility is the Company headquarters. This is a month-to-month lease in the amount of $655 per month.

ITEM 4.   SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

         The following table sets forth the shareholdings of those persons who own more than five percent of our common stock as of the date hereof with the number of outstanding shares at 12,578,637.

                                                       Shares
                                                    Beneficially    Percent of
   Title of Class     Name/Address of Owner            Owned          Class
-------------------   ---------------------------   -------------   -----------
Common (Restricted)   Rebecca   M.   Inzunza          2,679,495       21.30%
                      (President/CEO, Director)
                      1220 Birch Way
                      Escondido, CA 92097

Common (Restricted)   Robert E. Hegemann (SVP,          991,900        7.89%
                      Treasurer, Director)
                      6522 East Sharon Rd.
                      Scottsdale, AZ 85254

Common (Restricted)   Jay W. Hegemann                   743,925        5.91%
                      748 Vinewood, Suite C&D
                      Escondido, CA 92029

Common (Restricted)   Jean Louis Vrignaud               910,000        7.23%
                      108 Rue Due Cherche Midi
                      Paris, France 75006

Common (Restricted)   All Officers and Directors      5,325,320       42.34%
                      and owners of more than 5%

SECURITY OWNERSHIP OF MANAGEMENT

                                                          Shares
                                                        Beneficially  Percent of
   Title of Class        Name/Address of Owner            Owned         Class
-------------------    ------------------------------   ------------  ---------
Common (Restricted)    Rebecca   M.   Inzunza            2,679,495       21.30%
                       (President/CEO, Director)
                       1220 Birch Way
                       Escondido, CA  92097

Common (Restricted)    Robert E. Hegemann (SAP,            991,900        7.89%
                       Treasurer, Director)
                       6522 East Sharon Rd.
                       Scottsdale, AZ 85254

Common (Restricted)    Edward E. Quincy, DDS (Director)    598,780        4.76%
                       314 N. 14th Box 87
                       Newman Grove, NE 68758

Common (Restricted)    Earl Moore (Director)                 5,460         .04%
                       8140 Walnut Hill Lane #201
                       Dallas, TX  75231

Common (Restricted)    William Robbins                      82,737         .66%
                       10 Hickory Hill Lane
                       Fisherville, VA  22939

Common                 All Directors and Officers        4,358,372       34.65%
                       as a group

         All percentages are calculated based upon 12,578,637 shares of common stock of Remedent USA, Inc. issued and outstanding as of the date of filing this Form 10-SB.

ITEM 5.  DIRECTORS AND EXECUTIVE OFFICERS

IDENTITY OF DIRECTORS AND EXECUTIVE OFFICERS

         Our directors, executive officers and key employees, as of March 31, 2000, and their respective ages and positions are set forth below in tabular form. Biographical information on all of our directors and executive directors is set forth following the tabular information. The family relations are as follows: Ms. Inzunza is married to Mr. Ken Hegemann and Mr. Robert Hegemann is the son of Mr. Ken Hegemann.

     Person              Age     Position
----------------------- ----- ---------------------------------------
Rebecca M. Inzunza       44   President, CEO, CFO and Director

Robert E. Hegemann       32   Senior Vice President, Treasurer and Director

Viviana Sempertegui      31   Vice President, International Marketing, Secretary

Earl Moore, DDS, M.S.D., 64   Director
F.A.C.D., F.I.C.D.

Edward E. Quincy, DDS    52   Director

William Robbins          56   Director

BUSINESS EXPERIENCE

         (1)      Officers

Rebecca M. Inzunza, President, CEO, CFO and Director -

         Ms. Inzunza co-founded Remedent USA, Inc. in September 1996. She serves as President, Chief Financial Officer and Chief Executive Officer. Before launching this endeavor, Ms. Inzunza was President and CEO of Curvex Corporation from 1990 to 1996. In a position prior to Curvex, she served as a department manager with Sears Savings Bank where she oversaw departmental computer system requirements and compatibility bank wide. Ms. Inzunza graduated from Mira Costa College with honors.

Robert E. Hegemann, Senior Vice President, Treasurer, Director -

         Mr. Hegemann co-founded the company along with Ms. Inzunza and Mr. Vrignaud in September of 1996. Prior to joining the company, Mr. Hegemann gained management experience as director of operations at Pro Care Laboratories and Curvex Corporation from 1986 to 1996. He was also instrumental in development of the Brushrite Automatic Toothbrush and other oral care products during his tenure with Pro Care Laboratories and Curvex Corporation. Mr. Hegemann studied Advertising at Northern Arizona University and Organizational Communication at University of Nebraska. Mr. Hegemann did not receive a degree from these institutions.

         Viviana Sempertegui, Vice President, International Marketing, Secretary

         Ms. Sempertegui's joined Remedent USA, Inc. in March 1998. Prior to her employment with Remedent USA, Inc. she served as a project manager for the Export Small Business Development Center, under the direction of the Department of Commerce, from January 1995 to December of 1997. Viviana graduated from Pan American School with a degree in Agriculture and California State Polytechnic University, Pomona, earning a degree in Business Management.

         (2)      Directors

         All Directors commenced their service in the capacity of a director on December 1, 1998. As of March 31, 2000, our Board of Directors is comprised of 5 members, each of whom is elected for a term of one year. Executive officers are chosen by, and serve at the discretion of, the board of directors.

         Rebecca M. Inzunza, President, CEO and Director

         See Officers section above.

         Robert E. Hegemann, Senior Vice President, Treasurer, Director See Officers section above.

         William L. Robbins, Director

         Mr. Robbins served as the Vice President of Sales for American Safety Razor Co. for 27 years until 1999. At American Safety Razor, Mr. Robbins maintained relations with major retailers in the country such as Kroger, Safeway, Walgreen, Rite-Aid, CVS, Target and K-Mart. His experience in the health and beauty care industry started over thirty-five years ago and has included positions at Johnson & Johnson and Chesebrough Pond. Since 1999, Mr. Robbins has been associated with a company called Grocery Link located in Norcross, Ga., that sells a web-based customer service product to manufacturers and retailers.

Edward E. Quincy DDS, Director

         Dr. Quincy is currently President of Tri-State Dental, P.C., a company that he founded in 1985, which has twenty-six dental offices in three states. He also owns Dental Rental, LLC, a business that manages the rental of fourteen dental-related buildings. Dr. Quincy previously served as President for Quality Kare Dental, Crofton Dental Partnership, and Henderson Family Dentistry and owned a successful dental practice in Nebraska. Dr. Quincy graduated from Kearny State College in 1970 with a BS Degree, as well as from the University of Nebraska College of Dentistry in 1976 with a Doctor of Dental Surgery Degree.

Earl Moore, DDS, M.S.D., F.A.C.D., F.I.C.D., Director

         Dr. Moore founded and has maintained a successful private dental practice since 1959 to date, specializing in Periodontology. Dr. Moore is a member of the American Academy of Periodontology and the Southwest Society of Periodontology. He is a member and has served as President of the Southwest Society of Dental Medicine. Dr Moore is also a member and past President of the Dallas County Dental Society. He is an active member of the Texas Dental Association and the American Dental Association.

(3)      Board of Directors Committees.

         The Board of Directors currently has no special committees. However, the Company believes that it will add an executive committee and a compensation committee in the near future.

IDENTITY OF SIGNIFICANT EMPLOYEES

               Name                 Age    Position
        ------------------------    ---    ---------------------------------
         Kenneth Hegemann           52     Research and Development


Kenneth J. Hegemann, Research and Development

         Mr. Hegemann currently has approximately 8 new products to add to our product line. He has developed numerous products, which have been in use since 1971, and holds more than 20 US and foreign patents for products ranging from irrigation systems, hand tools, and personal care products. Mr. Hegemann was the sole owner of Hegemann Research and Development from June 1986 to his hiring in 1998 with Remedent USA, Inc. Mr. Hegemann graduated from Lier Siegler with a degree in Engineering Technology.

SIGNIFICANT CONSULTANTS

         (1)      Advisory Board

Ray Noel, M.D., Advisory Board Member

         Dr. Noel is Director of the Chronic Nonmalignant Pain Board, a division of Kaiser-Permanente that services the entire Portland/Vancouver WA region with about 450,000 members for the past eight years. He is closely involved with all studies conducted at Kaiser-Permanente Center for Health Research. Dr. Noel has been serving for the last eight years as a family physician and addiction treatment specialist at Kaiser-Permanente in Washington. Prior to this, he served as Medical Director and Administrator at Pomona Valley Community Hospital Alcohol/Drug Treatment Center, a new state-of-the-art addiction treatment center. For 12 years, Dr. Noel served as Family Physician at Kaiser-Permanente, Oregon Region. Dr. Noel served the US Navy in the Medical Corps for seven years when he received honorable discharge upon resigning with the rank of Commander, USNR. Dr Noel graduated from Oklahoma Baptist University in 1963 with a BS degree, and Wake Forest University in 1969 with a M.D. degree. He did a Medical/Pediatrics/Surgery Internship at St. Mary's Long Beach Hospital. He is Board Certified with the American Board of Family Practice and Certified in Addiction Medicine by the American Society of Addiction Medicine.

(2)      Outside Marketing Consultants

Double Eagle Market Development Company

         On March 10, 1999, the Company entered into an agreement with Double Eagle Holdings, Inc. (Double Eagle Market Development Company). Double Eagle works on a consultant basis, providing sales and marketing management services and using its best efforts to solicit wholesale orders from customers in their territory, which includes the United States of America, all U.S. military installations worldwide, and Canada. The customers in the territory include but are not limited to grocery, club stores, mass merchandisers, convenience, liquor, health food, military, drug, hardware and food service.

         The terms of the agreement contemplate a six month term with automatic renewal, unless previously terminated by either party no later that sixty days prior to the end of any specific six month period. An initial consultant fee of $10,000 was paid upon signing of the contract, and each month thereafter Double Eagle receives a minimum guarantee of $4,000, which is offset partially or entirely by the 6% fee commission earned on net invoiced wholesale orders placed by Double Eagle.

         Double Eagle has hired outside brokers to solicit and serve the customers in the territory in a manner to maximize our sales, and those outside brokers are compensated with an additional and separate 5% fee commission for all net invoiced sales generated directly by their firm. This 5% commission is paid directly by Double Eagle who, in turn, receives reimbursement from Remedent. Thus, making the total commission paid to double Eagle equal to 11%.

         Based upon their review of the market and the oral care industry, Double Eagle has restructured the advertising program and has assumed general management duties for sales and marketing. The current and most important objective is protecting existing customer base. They have completed a coordinated market expansion plan to build consumer awareness by creating consumer trial. In addition, we have modified all sales materials to focus on Remedent Toothbrush's new market positioning. Double Eagle has partially restructured the broker network to cover all market areas and establish field sales management accountability.

INVOLVEMENT IN CERTAIN LEGAL PROCEEDINGS

         None of our officers, directors, promoters or control persons of the Company have been involved in the past five (5) years in any of the following:

                  o Any bankruptcy petition filed by or against any business of which such person was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time;

                  o   Any conviction in criminal  proceeding or being subject to
                      a   pending   criminal   proceeding   (excluding   traffic
                      violations and other minor offenses);

                  o Being subject to any order, judgment or decree, not subsequently reversed, suspended or vacated, of any Court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting his involvement in any type of business, securities or banking activities; or

                  o Being found by a court of competent jurisdiction (in a civil action), the Commission or the Commodity Futures Trading Commission to violate a federal or state securities laws or commodities law, and the judgment has not been reversed, suspended, or vacated.

ITEM 6.   EXECUTIVE COMPENSATION

         The following table sets forth the compensation granted by Remedent USA, Inc. to its Chief Executive Officer and President and the next highest paid executive officers. This information includes the dollar value of base salaries and bonus awards if any. There was no other form of compensation paid to such individuals.



                                                 SUMMARY COMPENSATION TABLE
------------------------------------------------------------------------------------------------------------------------------
                                                                        Long Term Compensation
------------------------------------------------------------------------------------------------------------------------------
                       Annual Compensation                        Awards                              Payouts
------------------------------------------------------------------------------------------------------------------------------
         (a)             (b)        (c)         (d)          (e)          (f)            (g)            (h)          (i)
------------------------------------------------------------------------------------------------------------------------------
                                                                       Restricted     Securities
Name and                                                Other Annual     Stock        Underlying       LTIP       All Other
Principle                          Salary      Bonus    Compensation    Award(s)     Options/SARs     Payouts   Compensation
Position                 Year       ($)         ($)          ($)          ($)            (#)            ($)          ($)
------------------------------------------------------------------------------------------------------------------------------
CEO
Rebecca Inzunza*         1999      79,060        0            0            0              0              0            0
------------------------------------------------------------------------------------------------------------------------------
                         2000      80,400        0            0            0              0              0            0
------------------------------------------------------------------------------------------------------------------------------
SVP - Operations
Robert Hegemann          1999      36,086        0            0            0              0              0            0
------------------------------------------------------------------------------------------------------------------------------
                         2000      40,872
------------------------------------------------------------------------------------------------------------------------------
CFO   Hired 4/1999
 J.  Stephen             1999        0           0            0            0              0              0            0
Grassbaugh**
------------------------------------------------------------------------------------------------------------------------------
                         2000      12,000                  39,000
------------------------------------------------------------------------------------------------------------------------------
R & D Hired 9/1998
Kenneth J. Hegemann*     1999      60,300        0            0            0              0              0            0
------------------------------------------------------------------------------------------------------------------------------
                         2000      77,385        0            0            0              0              0            0
------------------------------------------------------------------------------------------------------------------------------
VP - International
Viviana Sempertegui *    1999      26,216        0            0            0              0              0            0
------------------------------------------------------------------------------------------------------------------------------

                         2000      31,205      5,868
------------------------------------------------------------------------------------------------------------------------------

         * Since May of 1999, no compensation has been paid to Ms. Inzunza or Mr. Kenneth Hegemann. Salaries for Ms. Inzunza and Mr. Hegemann will be deferred until additional funding has been completed. The per month salary of Ms. Inzunza is $6,700 and of Mr. Hegemann is Approximately $5,025. Salaries for Ms. Inzunza and Mr. Hegemann have been placed in a salary accrual general ledger each month and will be paid when the Company can adequately do so. A bonus amount of $5,686 payable to Viviana Sempertegui for 1999 was also placed into the officers' accrual general ledger account. At the time capital is raised and past salaries are paid, 8% interest will be paid on the amount due for both Ms. Inzunza and Mr. Hegemann.

         **Only some of the stock portion of his salary has been paid to Mr. Grassbaugh since April 1999. Mr. Grassbaugh's salary is $5,000 per month. Compensation from April 1999 through September 1999 is payable in equivalent shares of our common stock and calculated on the monthly average closing price per share for the month. For each month thereafter, compensation has been paid monthly; $2,000 in cash and $3,000 in equivalent shares at the monthly average price per share for the month. However, to date, no cash has actually been paid to Mr. Grassbaugh and the entire cash portion of the salary has been placed in a general ledger accrual account. The shares that have been issued through December 31, 1999 for services total 31,523 restricted common shares.

(1)      Director Compensation

         Directors currently do not receive any cash compensation for serving on the Board of Directors, or for any other services rendered to the Company in their capacity as a Director of the Company, but are reimbursed for expenses they incur in connection with their attendance. We anticipate adopting a director stock plan under which employee and non-employee directors will be entitled to receive stock options.

(2)      Employment Agreements

         We have entered into one employment agreement with our CFO, Mr. Grassbaugh (see "Executive Compensation"). We anticipates that we will negotiate employment contracts with executive officers and key personnel in the near future.

(3)      Long Term Incentive or Option Plans

         We currently do not have a long-term incentive plan or any option plan in place.

ITEM 7.   CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

RELATED PARTY TRANSACTIONS

         Remedent leases 1,000 square feet of office space at 1220 Birch Way, Escondido, California. This dwelling belongs to Ms. Inzunza and acts as our headquarters. Since January of 1998, Remedent has paid $300 per month directly to Ms. Inzunza for this office space. As of January 1, 2000, the lease amount was increased to $655. This lease is opened ended, and we believe that with funding in place, Remedent will be able to move offices to a more appropriate business center.

         Ms. Inzunza loaned a total of $50,000 to Remedent USA, Inc. As of December 31, 1999, Remedent owed a balance of $2,114 on the original loan, which includes accrued interest. As of March 31, 2000, the entire balance was paid in full including interest.

         As of May 3, 1998, Famcare, Inc. owed Remedent a total of $1,300. The amount increased since May of 1998 and Remedent is charging 5.5% interest on the total amount. As of March 31, 2000, Famcare owed a total of $4,749, which includes accrued interest since May 1998. Kenneth Hegemann is an employee of Remedent and owns 100% of Famcare, Inc.

         On October 5, 1996, we entered into a royalty agreement with Jean Louis Vrignaud under which Mr. Vrignaud is to receive a 4.5% royalty of the net sales with a cap of $2 million dollars as compensation for the assignment of all Remedent patents. No royalties have been paid and the balance owed has been accruing in a general ledger and as of March 31, 2000 the total due is $40,754.

         We have entered into an agreement with Double Eagle for sales and marketing shares. The terms of which are discussed herein, in the Section entitled "Marketing Strategies." We also have entered into a separate agreement for the services of Stephen Grassbaugh to serve as our acting chief financial officer. Mr. Grassbaugh currently serves as the chief financial officer of Double Eagle.

TRANSACTIONS WITH PROMOTERS

         All contracts with promoters are being filed with the filing of this registration statement.

         On December 3, 1998, the Company entered into an agreement with Continental Capital, 195 Wekiva Springs Road, Suite 200, Longwood, FL 32779. Their duty was to provide introductions for merger, acquisition candidates, identifying sources for capital and/or providing other financial services, in exchange for $25,000.00 and 150,000 shares of unrestricted common stock issued in a single transaction on March 2, 1999 to Continental Capital under Section 4(2) of the Securities Act of 1933 and Rule 504 of Regulation D. Continental Capital was to purchase print media, purchase more aggressive direct marketing on the Internet, design/implement a minimum of banner ads on the Internet, produce and mail 50,000 mailers and use its best efforts to obtain exposure and further promote the Company. The contract with Continental Capital expired December 1, 1999.

         We entered into a six (6) month contract with In-Touch Communications, 2990 Quebec Street, Suite 305, Vancouver, Canada V5T 4P7 on June 7, 1999. Under the terms of the contract, In-Touch was to provide increased visibility and investor awareness through cost effective methods. In-Touch arranged print advertising to a financial publication to develop exposure for the Company to potential new investors. In-Touch also provided follow-up to leads from the advertising, calling and informing the interested potential investors. They also mailed informational packages to them. In-Touch informed current shareholders of our developments and answered shareholder inquiries over the phone. They also mailed out an Information Request Form (Business Reply Mail) and updated the database of the current shareholders once the Information Request Forms were sent back by the shareholders. In-Touch provided news dissemination via fax, mail, and e-mail. Cost effective methods to create visibility and investor awareness, for example, were: advertising in financial publications and Internet Service, (i.e., webcasting provided by companies like Q1234, which is an internet service dedicated to broadcasting investor relations events for public companies). There are many companies that provide this service, including Yahoo. In exchange, we would pay expenses up to $500 per month and issue 60,000 shares of restricted common stock to In-Touch provided for by Section 4(2) of the Securities Act of 1933 and Rule 504 of Regulation D. As of March 31, 2000, a total of $929.12 was been paid in expenses. Beginning July 1, 1999 through December 1, 1999, 10,000 restricted common shares were issued per month and restricted for one year from each issue date. The contract with In-Touch Communications expired December 7, 1999.

         On August 9, 1999, we entered into an agreement with Rubicon Capital Partners Inc, 4275 Executive Square, Suite 1100, La Jolla, CA 92037 to provide consulting services relating to our business reorganization, re-capitalization, and mergers and acquisition programs. This contract was to be for a period of twenty-four months, but was mutually cancelled as of December 31, 1999. We paid $8,000.00 upon signing of the contract. As of December 31, 1999, we owed an outstanding balance of $40,475.00, which will be satisfied with the issuance of 34,100 of our restricted shares. The shares were calculated on the closing price of the day the invoices were dated.

         On February 15, 2000, the Company entered into a contract with Merryvale Group International, 1620 Tiburon Ave, Tiburon, CA. 94920, under the terms of which Merryvale is to provide a plan for raising $3 million in working capital, search out and introduce Remedent to potential strategic partners for either a possible merger or acquisition, effect a contact network base in the US, Canada, Great Britain and Asia, draft corporate resolutions, board minutes and shareholders minutes, coordinate shareholder meetings and oversee relations with contacts on our behalf, in addition to performing promotional services as directed. In exchange, Merryvale received 16,666 Remedent shares from Lee Grothe, a Remedent shareholder who, in turn, requested and received 25,000 restricted common shares. Upon funding, we agreed that we would pay an additional cash fee of 10% on the funds raised. In addition, we have agreed to pay Merryvale an additional 100 shares for every $1,000 raised. The duration of this agreement was until June 15, 2000; however, we have remained in contact with Merryvale. To date, Merryvale has made a few introductions to potential investors.

         On February 24, 2000 we entered into a contract with Charterbridge Financial Group, 350 West Ash Street, Suite 1002, San Diego, CA 92101. Charterbridge was to produce a shareholder Communications/Investor Relations brochure to be distributed bi-monthly; distribute company news through many different vehicles such as newsletters, email, radio interviews; present Remedent USA, Inc. to various media and periodical sources; introduce Remedent to potential strategic partners for either merger or acquisition; and make introductions to potential investors, lenders, borrowers, trust, corporations, merger/acquisition candidates and unincorporated business entities. In exchange, Charterbridge received 90,000 common shares from Remedent shareholders Edward Quincy and Lee Dahl who in turn requested, and received 94,500 and 40,500 restricted common shares respectively. On the first of each following quarter, Charterbridge was to receive an additional 150,000 common shares. The term of this agreement was one year ending on February 23, 2001, however, this agreement was mutually terminated on March 1, 2000 and no additional compensation has been paid above the initial 90,000 shares. Charterbridge did not perform any of the services contemplated by the agreement.

         On March 10, 2000, we entered into a contract with First Canadian Capital, 1118 Homer Street #210, Vancouver, B.C. Canada V68 6L5 to provide assistance in identifying merger and acquisition candidates, assist in any due diligence process, recommend transaction terms, give advice and assistance during negotiations, and introduce Remedent USA, Inc. to numerous broker/dealers and investment professionals. In exchange, we pay $5,000 each month for one year in our common shares, calculated at the average closing price for that month. The contract is a quarterly agreement for one year and can be cancelled 15 days prior to the end of each quarter. The agreement will expire January 31, 2001. First Canadian has failed to provide services and their contract was cancelled on March 15, 2000.

         The services that were to be provided by Merryvale, Charterbridge and First Canadian were substantially similar. The agreements overlap and duplicate. Each was to introduce us to potential strategic partners for either merger or acquisition of our company, and to make introductions to potential investment partners. These groups are not brokers and as such they could only make introductions to us, whereupon all presentations and negotiations are conducted exclusively by us.

ITEM 8.   DESCRIPTION OF SECURITIES

         The authorized capital of the Company consists of 50,000,000 Common Shares, $0.001 par value. There are currently 12,578,637 common shares outstanding. As of March 31, 2000, there are believed to be approximately 400 shareholders.

COMMON SHARES

         Subject to preferences that may be applicable to any then outstanding Preferred Shares, holders of Common Shares are entitled to receive, ratably, such dividends as may be declared by the Board of Directors out of funds legally available therefore. In the event of our liquidation, dissolution or winding up, holders of the Common Shares are entitled to share ratably in all assets remaining after the payment of liabilities and the liquidation preference of any then outstanding Preferred Shares. Holders of Common Shares have no preemptive rights and no right to convert their Common Shares into any other securities. There are no redemption or sinking fund provisions applicable to the Common Shares. All outstanding Common Shares are fully paid and non-assessable. The holders of Common Shares are entitled to one vote for each share held of record on all matters submitted to a vote of shareholders. We have not paid, and do not intend to pay, cash dividends on the Common Shares in the foreseeable future.

WARRANTS & DEBT SECURITIES

         We have not issued any warrants to date nor have we issued any outstanding debt securities. There are currently no other issued and outstanding securities, which require registration.

PART  II.

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

MARKET INFORMATION

Our securities have been, and we anticipate will be, traded on the National Association of Securities Dealers (NASD) over-the-counter Bulletin Board under the trading symbol REMM. The quotations reflect inter-dealer prices, without retail mark-up, markdown or commission and may not represent actual transactions. We have approximately 400 common stockholders. We have paid no dividends on our common stock for the past two fiscal years and do not expect to pay any dividends for at least the next five fiscal years.

         Restricted Securities

         As of October 2, 1998, except for 1,895,530 free trading shares, all other shares issued by Remedent USA are "Restricted Securities" within the meaning of Rule 144 under the Securities Act of 1933. Ordinarily, under Rule 144, a person holding restricted shares for a period of one year may, every three months, sell in ordinary brokerage transactions or in transactions directly with a market maker an amount equal to the greater of one percent of Remedent's then-outstanding Common Stock or the average weekly trading volume during the four calendar weeks prior to such sale. Future sales of such shares could have an adverse effect on the market price of the Common Stock. All of the holders of the above mentioned "restricted securities" have voluntarily chosen to hold shares for another year expiring October 2, 2000, in order to alleviate the adverse effect in the early stages of the market exposure for the Common Shares of Remedent.

         The market price of Remedent's common stock could drop if substantial amounts of shares are sold in the public market or if the market perceives that such sales could occur. A drop in the market price could adversely affect holders of the stock and could also harm Remedent's ability to raise additional capital by selling equity securities. In addition, shares issued by Remedent USA, Inc., in private transactions over the past two years will become eligible for sale in October of 2000, into the public market under SEC Rule 144.

         The high and low prices by quarter since the inception of trading on October 2, 1998 are as follows.

Remedent USA Inc.    OTC:BB REMM


           1998 - 1999 - 2000                            Bid Prices                                Ask Prices
                                         -------------------------------------------------------------------------------------
                                                  High                  Low                High                 Low
                                         -------------------------------------------------------------------------------------
October 1 - October 31                           3 1/2                2 15/16              3 1/2                  3
November 1 - November 30                         3 1/2                 2 3/8               3 1/2               2 5/8
December 1 - December 31                           3                  2 11/16              3 1/4              2 11/16
January 1 - January 31                           2 1/2                   2                 2 1/2                 2
February 1 - February 28                         2 1/8                 1 7/8               2 1/8              1 15/16
March 1 - March 31                               1 3/4                1/2                 1 7/8                7/8
April 1- April 30                                1 3/8                   1                 1 3/8                 1
May 1 - May 31                                   1 1/4                  3/4                1 1/4               1 1/16
June 1 - June 30                                 1 3/16                 7/8                1 1/4               1 1/16
July 1 - July 31                                  1.29                 13/16              1 7/16               13/16
August 1 - August 31                             1 1/2                1 3/16                 2                  1.30
September 1 - September 30                       2 5/16                1 3/8               2 1/2               1 1/2
October 1 - October 31                           1 1/2                  7/8               1 15/16              1 1/8
November 1 - November 30                         1 1/4                  5/8                1 1/2                 1
December 1 - December 31                         15/16                 9/16               1 1/16               11/16
January 1 - January 7                             7/8                   7/8                 7/8                 7/8
January 10 - January 14                          15/16                                                          3/4
January 17 - January 21                           3/4                                                           5/8
January 24 - January 28                          15/16                                                          7/8
January 31 - February 4                            1                                                            5/8
February 21 - February 25                         7/8                                                           5/8
March 27 - March 31                              1 1/2                                                          1/8

Predecessor: Resort World Enterprise, Inc  OTC:BB  RERT

                                                         Bid Prices                                Ask Prices
                                         -------------------------------------------------------------------------------------
                  1998                            High                  Low                High                 Low
                                         -------------------------------------------------------------------------------------
June 1 - June 30                                   3                     3                 3 5/8               3 5/8
July 1 - July 31                                 2 5/8                 2 5/8               3 1/2                3 1/2
August 1 - August 31                             2 1/4                 2 1/4              3 5/16               3 5/16
September 1 - September 30                       2 7/16               2 7/16                 3                   3

Predecessor:  Global Golf Holding, Inc.     OTC:BB   DMFI.


               1997 - 1998                               Bid Prices                                Ask Prices
                                         -------------------------------------------------------------------------------------
                                                  High                  Low                High                 Low
                                         -------------------------------------------------------------------------------------
April 1- April 30                                 1/8                   1/8                 1/8                 1/8
May 1 - May 31                                    1/8                   1/8                 1/8                 1/8
June 1 - June 30                                  1/8                  1/16                 1/8                 1/16
July 1 - July 31                                  1/16                 1/16                1/16                 1/16
August 1 - August 31                              1/16                 1/16                1/16                 1/16
September 1 - September 30                        1/16                 1/16                 1/16                1/16
October 1 - October 31                            1/16                 1/16                1/16                 1/16
November 1 - November 30                          .07                  1/16                 .07                 1/16
December 1 - December 31                         5 1/2                  .06                5 3/4                1/8
January 1 - January 31                           3 7/8                 3 7/8              3 15/16              3 7/8
February 1 - February 28                         3 3/4                 3 3/4               3 3/4               3 3/4
March 1 - March 31                               3 3/8                 3 3/8               3 3/8               3 7/16
April 1- April 30                                3 3/8                 3 3/8               3 3/8               3 3/8
May 1 - May 31                                     3                     3                   3                   3
June 1 - June 30                                 3 5/8                 3 1/8               3 5/8               3 1/8

ITEM 2.   LEGAL PROCEEDINGS

         We are not a party  to,  and none of our  property  is  subject  to any
pending  or  threatened   legal,   governmental,   administrative   or  judicial
proceedings.

ITEM 3.   CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

         As of November 9, 1999, the Company has retained the following independent auditing firm to audit its financial statements:

Siegel & Smith
2120 Jimmy Durante Blvd.
Del Mar, CA 92014
858-792-8606

         No consultation was held with Siegel & Smith concerning the type of opinion to be rendered, or written or oral advice. At the time of the retention of this firm, no issues or views were discussed or mentioned. The Board ratified this action by their unanimous consent.

         The prior accountant Grice, Lund, and Tarkington, 144 West D Street, Encinitas, CA., had completed tax preparation for years 1996 and 1997 and an audit for six months ending September 30, 1998 just prior to the Company going public. In its report for six months ending September 30, 1998, they noted that Remedent USA Inc. balance sheet presented fairly, in all material aspects, the financial position of the Company as of September 30, 1998, in conformity with generally accepted accounting principles. Grice, Lund and Tarkington resigned upon our becoming a public company because its services were limited to private companies.

         They also mention that they could not observe the physical inventory, since that date was prior to their initial engagement as auditors for the Company, and our records did not permit adequate retroactive tests of those inventory costs. Accordingly, the scope of their work was not sufficient to enable them to express, and did not express, an opinion on the statements of income, changes in stockholders' equity, and cash flows for the six months ended September 30, 1998.

         There were no disagreements with the former accountants on any matter of accounting principles or practices, financial statement disclosure, or on tax preparation, scope or procedure.

ITEM 4.   RECENT SALES OF UNREGISTERED SECURITIES

         Within the past 2 years, we have sold or issued the following securities without registering them under the Securities Act of 1933. In each transaction, the value of the stock was market price, as calculated based upon the price the stock was trading in the day of or just prior to the transaction.

         On March 2, 1999, we conducted an offering of unregistered securities in reliance upon provisions for exemption from registration under Rule 504 of Regulation D of the Securities Act of 1933, Section 3 (b). In that offering, we issued 133,333 shares of unrestricted common stock to six private investors in exchange for a total of $200,000. These proceeds were used for operating expenses. Together with the investors, we arrived at $1.50 as an equitable price per share. The table below details the breakdown of shares and cash received.


              INVESTOR                        ADDRESS       AMOUNT    NO. SHARES
--------------------------------------------------------------------------------
Timothy J. Pieper                112 Holly Drive            $100,000     66,667
                                 Torrington, WY 82240
Luke E. & Pamela K. Lionberger   6019 Franklin Street         $3,000      2,000
                                 Lincoln, NE 68506
Leon F. & Lois Grothe            565  Tompkins  Drive        $10,000      6,666
                                 S. Sioux City, NE 68776
Lee A. And Kayleen L. Dahl       401 Alma Box 97              $9,000      6,000
                                 Laurel, NE 68745
Edward E. and Betty J. Quincy    Box 87                      $75,750     50,500
                                 Newman Grove, NE 68758
Mark and Cynthia Lionberger      7521 South Downing Street    $2,250      1,500
                                 Littleton, CO 80122
                                                            -------------------
                                                   Totals   $200,000    133,333

         The above transactions have qualified for exemption under Rule 504. The individual investors confirmed that they have a net worth exceeding $1,000,000 or have sophisticated investor status.

         On March 2, 1999, we offered and issued in a single transaction 150,000 shares of restricted common stock to one entity, Continental Capital provided for by Section 4(2) of the Securities Act of 1933 and Rule 504 of Regulation D for service provided (see " Transactions with Promoters"). The agreement with Continental Capital expired on December 1, 1999.

         On January 21, 2000, we issued 31,523 new restricted common shares to Double Eagle Holdings Inc., exchange for services provided. These shares were issued in reliance on exemption from registration under section 4(2) of the Securities Act. These shares were in partial compensation for services provided by Steve Grassbaugh as our Chief Financial Officer.

         On January 21, 2000, we issued 60,000 new restricted common shares to In-Touch Communications for services rendered. Shares were calculated on a straight 10,000 shares per month for the six month contract totaling 60,000 shares. ("See Transactions with Promoters").

         On February 24, 2000, we issued 40,500 restricted common shares to Dr. Lee Dahl who, in turn, paid 27,000 non-restricted common shares held by him to Charterbridge Financial Group. On this same date, we issued to Dr. Edward Quincy 94,500 restricted common shares. In turn, Dr. Quincy granted 63,000 non-restricted common shares to Charterbridge Financial Group. (See "Transactions with Promoters").

         On March 13, 2000, the Company issued 25,000 restricted common shares to Mr. Leon F. Grothe and Mrs. Lois Grothe. Mr. and Mrs. Grothe granted 16,666 non-restricted shares held by them to The Merryvale International Group for services rendered to Remedent USA, Inc. (See "Transactions with Promoters").

         We believe that the above referenced transactions with In-Touch, Charterbridge and Merryvale were exempt from registration under section 4(2) of the Securities Act of 1933 because they were not part of or constitute a public offering.

         We also plan to raise additional capital through the offering of convertible debentures in a 506 Regulation D offering. More specifically, the offering will be available to accredited investors only, the potential investors will receive a private placement memorandum which details material information regarding the Company's businesses, financial condition, operations and industry, and purchasers will receive restricted securities. While this will not result in a change of control, the offering will reduce the percentage of ownership of the officers, directors, beneficial shareholders and all other shareholders of the Company.

         As of March 31, 2000 we had 50,000,000 shares of $0.001 par value common stock authorized. At March 31, 2000 and March 31, 1999, there were 12,578,637 shares and, 12,433,780 shares outstanding, respectively.

ITEM  5.   INDEMNIFICATION OF DIRECTORS AND OFFICERS

         Under the terms of our Bylaws, we have the power to indemnify any person who was or is a party to any proceeding (other than an action by, or in the right of, the corporation), by reason of the fact that he is or was a director, officer, employee, or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee, or agent of another corporation, partnership, joint venture, trust, or other enterprise against liability incurred in connection with such proceeding, including any appeal thereof, if he acted in good faith and in a manner he reasonably believed to be in, or not opposed to, the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any proceeding by judgment, order, settlement, or conviction or upon a plea of nolo contendere or its equivalent does not, of itself, create a presumption that the person did not act in good faith and in a manner, which he reasonably believed to be in, or not opposed to, the best interests of the corporation or, with respect to any criminal action or proceeding, had reasonable cause to believe that his conduct was unlawful.

         In addition, a corporation may indemnify any officer or director under circumstances similar to those described in the preceding paragraph against expenses (including amounts paid in settlement and attorneys fees actually and reasonable incurred by that person) in connection with the defense or settlement of the action or suit. This indemnification is also premised on the person's ability to show that he acted in good faith and in a manner, which he reasonably believed to be in (or not opposed to) the best interest of the corporation. However, indemnification for expenses is limited to the amount that the court, after viewing all of the circumstances of the claim, believes is reasonable under those circumstances.

         Under Nevada law, corporations may also purchase and maintain insurance or make other financial arrangements on behalf of any person who is or was a director or officer (or is serving at the request of the corporation as a director or officer of another corporation or entity) for any liability asserted against that person and any expenses incurred by him in his capacity as a director or officer. These financial arrangements may include the creation of trust funds, self insurance programs, the granting of security interests, letters of credit, guarantees and insurance policies.

         We have not sought or obtained any director or officer insurance coverages or made any other arrangements for the funding of any indemnification obligations it might incur under the terms of its Articles of Incorporation and Nevada law.

                          INDEX TO FINANCIAL STATEMENTS

                                                                           PAGE

         Independent Auditors' Report                                       F-1

Financial Statements:
         Balance Sheet as of March 31, 2000 and 1999                        F-2

         Statements of Operations for the years ended March 31,
             2000 and 1999                                                  F-3

         Statements of Equity for the years ended March 31, 2000 and 1999   F-4

         Statements of Cash Flows for the years ended
             March 31, 2000 and 1999                                        F-5

         Notes to Financial Statements                               F-6 - F-16

Financial Statements
         Balance Sheet for periods ended September 30, 2000 and 1999       F-18

         Statement Of Operations  for the periods  ended
             September 30, 2000 and 1999                                   F-19

         Statement  of Cash Flow for the periods  ended
             September  30, 2000 and 1999                                  F-20

         Statement of Changes in  Shareholders  Equity  (Deficit)
             for the period ended September 30, 2000                       F-21

         Notes to Financial Statements                                     F-22

                               Remedent USA, Inc.

                              Financial Statements

                        March 31, 2000 and March 31, 1999

                                    (Audited)

                          INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Shareholders of

REMEDENT USA, INC.

We have audited the accompanying balance sheets of Remedent USA, Inc. as of March 31, 2000 and 1999, and the related statements of operations, changes in stockholders' equity (deficit) and cash flows for the years ended March 31, 2000 and 1999. These financial statements are the responsibility of our management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the over all financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Remedent USA, Inc. as of March 31, 2000 and March 31 1999, and the results of its operations and its cash flows for the years then ended, in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note I to the financial statements, the Company has suffered recurring losses from operations, has a net working capital deficiency, and its total liabilities exceed its total assets, which raises substantial doubt about its ability to continue as a going concern. Management's plans in regards to these matters are also described in Note I. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ Siegel & Smith

Del Mar, California
May 23, 2000

                               REMEDENT USA, INC.
                                  BALANCE SHEET

                                                 For the year     For the year
                                                     ended             ended
    ASSETS                                      March 31, 2000    March 31, 1999
                                                --------------    --------------
CURRENT ASSETS
    Cash and cash equivalents                     $     8,125        $ 89,382
    Accounts receivable, net                           40,897          35,374
    Due from related party                             16,919           5,944
    Inventories, net                                  153,712         171,136
    Prepaid expense                                       536             638
                                                          ---             ---
         TOTAL CURRENT ASSET                          220,189         302,474

PROPERTY AND EQUIPMENT, net                            31,795          26,277

PATENTS, net of accumulated amortization               28,274          30,555

OTHER ASSETS                                            4,782           1,180
                                                        -----           -----
         TOTAL ASSETS                                $285,040        $360,486
                                                     ========        ========

          LIABILITIES AND EQUITY

CURRENT LIABILITIES

    Accounts payable                                 $396,208        $ 57,504
    Note payable-related parties                       37,096               0
    Accrued salaries-officers                          85,567               0
    Accrued liabilities                               154,110          36,186
    Customer deposits                                   8,892               0
    Note payable - officer                                  0          22,202
    Royalty payable - officer                          40,754          23,792
    Current portion capital lease                       1,629           1,646
    Note payable-Union Bank                            50,000          50,000
                                                       ------          ------
         TOTAL CURRENT LIABILITIES                    774,256         191,330

LONG TERM LIABILITIES & CAPITAL LEASES,
    net of current portion                                  0           1,629
                                                       ------           -----
         TOTAL LIABILITIES                            774,256         192,959
                                                      -------         -------

SHAREHOLDERS' EQUITY (Deficit)

    Common stock                                       12,685          12,434
    Additional paid in capital                      1,446,018       1,187,332
Prepaid services for stock                            (12,983)

    Accumulated deficit                            (1,934,936)     (1,032,239)
                                                    ---------       ---------
          TOTAL SHAREHOLDERS' EQUITY (Deficit)       (489,216)        167,527
                                                     --------         -------
          TOTAL LIABILITIES AND EQUITY (Deficit)     $285,040        $360,486
                                                     ========        ========

   The accompanying notes are an integral part of these financial statements.

                               REMEDENT USA, INC.
                            STATEMENTS OF OPERATIONS

                                               For the year      For  the  year
                                                    ended             ended
                                               March 31, 2000    March 31, 1999
                                               --------------    ---------------
NET SALES                                          $448,459         $323,267

COST OF SALES                                       161,375          129,921
                                                    -------          -------
           GROSS PROFIT                             287,084          193,346


OPERATING EXPENSES
    Research and development                         60,586                0
    Sales and marketing                             322,454          248,846
    General and administrative                      769,232          525,159
    Depreciation and amortization                    13,314           10,723
                                                     ------           ------
           TOTAL OPERATING EXPENSES               1,165,586          784,728
                                                  ---------          -------

(LOSS) FROM OPERATIONS                             (878,502)        (591,382)

OTHER INCOME (EXPENSES)
    Interest income                                     343            4,709
    Interest expense                                (23,438)          (3,668)
                                                    -------            -----

           TOTAL OTHER INCOME (EXPENSES)            (23,095)           1,041
                                                     ------            -----

(LOSS) BEFORE INCOME TAXES                         (901,597)        (590,341)

    Income tax benefit (expense)                     (1,100)             800
                                                      -----              ---

           NET (LOSS)                             $(902,697)       $(591,141)
                                                  ==========       ==========

LOSS PER SHARE                                       ($0.07)          ($0.09)
                                                     ======           ======

WEIGHTED AVERAGE SHARES OUTSTANDING              12,487,573        6,310,352
                                                 ==========        =========

   The accompanying notes are an integral part of these financial statements.


                               REMEDENT USA, INC.
             STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY (DEFICIT)


                                                                   Additional
                                            Common Stock            Paid-in       Accumulated    Accounts
                                          Shares   Amounts          Capital         Deficit     Receivable      Total
                                          ------   -------          -------         -------     ----------      -----
Balance, March 31, 1998                   511,469   $783,781          $    -     $ (441,098)      $    -     $342,683
   April - September 1998                  39,150    215,985               -              -            -      215,985
   Merger - October 2, 1998            11,749,828   (987,465)        987,465              -            -            -
   Shares Issued March 1999               133,333        133         199,867              -            -      200,000
  March 31, 1999 Net Loss                                  -               -       (591,141)           -     (591,141)
                                        ---------   --------       ---------     -----------     -------      --------
Balance, March 31, 1999                12,433,780    $12,434       1,187,332     $1,032,239       $    0     $167,527
                                       ==========    =======       =========     ==========      =======     ========

   April 1999- June 30, 1999              251,523       $251        $248,686              -     $(12,983)    $235,954
   July 13, 1999                                -          -          10,000              -            -       10,000
   Debenture Conversion
   March 31, 2000 Net loss                      -          -               -       (902,697)           -     (902,697)
                                        ---------    -------      ----------    ------------    --------     --------
Balance, March 31, 2000                12,685,303    $12,685      $1,446,018    $(1,934,936)    $(12,983)   $(489,216)
                                       ==========    =======      ==========    ===========     ========    =========

   The accompanying notes are an integral part of these financial statements.

                               REMEDENT USA, INC.
                            STATEMENTS OF CASH FLOWS

                                                      For the          For the
                                                     year ended      year ended
                                                  March 31, 2000  March 31, 1999
                                                  --------------  --------------
 CASH FLOWS FROM OPERATING ACTIVITIES

Net loss                                             $(902,697)    $(591,141)
Adjustments to reconcile net income to net cash provided by operating activities:

    Depreciation and amortization                       13,314        10,723
    Stock for services                                 245,954             0
Changes in operating assets and liabilities:

       Accounts receivable                              (5,523)       10,706
       Inventories                                      17,424       (15,002)
       Prepaid expenses                                    102          (194)
       Accounts payable                                338,704        27,071
       Accrued liabilities                             202,690        13,882
       Customer deposits                                 8,892             0
       Royalties payable                                16,962         7,508
       Deposits                                         (3,602)         (655)
                                                        ------          ----
NET CASH USED IN OPERATING ACTIVITIES                  (67,780)     (537,102)

CASH FLOWS FROM INVESTING ACTIVITIES

Purchases of equipment                                 (16,551)      (12,037)
(Notes) repayments from/to related parties             (10,975)       98,146
Patent costs                                                 0        (5,651)
                                                        ------        ------
NET CASH (USED) PROVIDED BY INVESTING ACTIVITIES       (27,526)       80,458

CASH FLOWS FROM FINANCING ACTIVITIES

Lease payments                                          (1,646)       (1,645)
  Proceeds from notes and debentures                    52,697        50,000
  Officer loans (repayments)                           (22,202)       22,202
  Note payments                                        (14,800)      (41,682)
  Sale of common stock                                       0       415,985
                                                         -----       -------
  NET CASH PROVIDED BY FINANCING ACTIVITIES             14,049       444,860
                                                        ------       -------

  NET (DECREASE) IN CASH                               (81,257)      (11,784)
  CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR          89,382       101,166
                                                        ------       -------

  CASH AND CASH EQUIVALENTS, END OF YEAR                $8,125       $89,382
                                                        ======       =======

Supplemental Non Cash Investing and Financing Activities:

 During the year ended March 31,2000 the Company incurred expenses for consulting, marketing, personnel services and debenture conversion benefit for stock valued at $248,936.

  The Company acquired equipment with $1,500 down payment and recorded a lease obligation of $4,920 during the year ended March 31,1999

Supplemental Information:
 Interest paid                                         $14,550       $   641
 Taxes paid                                            $    50       $    50


   The accompanying notes are an integral part of these financial statements.

                               REMEDENT USA, INC.
                          NOTES TO FINANCIAL STATEMENTS

A. Organization and Summary of Significant Accounting Policies:

   Organization and Nature of Operations

   Remedent USA, Inc. (the "Company") is engaged in the distribution of a product that combines a toothbrush, gum brush and tongue cleaner on one handle. Credit sales are made to the Company's customers, primarily retail store chains, located throughout the United States, as well as a minor amount of international sales. The Company was originally incorporated on September 30, 1996 in the state of Arizona, and has offices in Escondido, California and Scottsdale, Arizona.

   On October 2, 1998 the Remedent USA ("Remedent") merged with Resort World Enterprises, Inc., a Nevada corporation ("RWE"). The surviving Company was RWE and immediately changed the name of the Corporation to Remedent USA, Inc. The exchange was a "reverse merger" and accounted for as a recapitalization of Remedent. As a result of the merger RWE obtained all of the issued and outstanding stock of Remedent for approximately 79% of the new Remedent USA, Inc. stock. Financial statements for the pre-merger periods are the historical financial statements of Remedent.

   Basis of Accounting

   The Company's financial statements have been prepared on an accrual basis of accounting, in conformity with generally accepted accounting principles as a going concern. These principles contemplate the realization of assets and liquidation of liabilities in the normal course of business. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates. The financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern, see Note I.

   Cash and Cash Equivalents

   The Company considers all highly liquid investments with maturities of three months or less to be cash or cash equivalents.

   Accounts Receivable

   The Company sells premium toothbrushes to various companies, primarily to retail chains located throughout the United States. The terms of sales are 2% 10 days, net 30 days. Accounts receivable is reported at net realizable value and net of allowance for doubtful accounts. As of March 31, 2000 and 1999 the allowance for doubtful accounts was $3,000. During the year ended March 31, 2000 and 1999 the Company had written off uncollectable accounts totaling $2,831 and $632, respectively.

   The Company uses the allowance method to account for uncollectable accounts receivable. The Company's estimate is based on historical collection experience and a review of the current status of trade accounts receivable. It is reasonably possible that the company's estimate of the allowance for doubtful accounts will change.

   Inventories

   Inventories  are stated at the lower of cost  (weighted  average)  or market.
   Inventory  costs  include  material,   labor  and   manufacturing   overhead.
   Individual components of inventory are listed below:

                                                  2000                1999
                                                  ----                ----
        Inventory-Supplies                      $34,751              $5,428
        Displays and Raw Materials               61,970              43,275
        Finished Goods                           56,991             122,433
                                                -------             -------
                                               $153,712            $171,136
                                               ========            ========

   Patents

   Patent costs are amortized using the straight-line method over 15 years. Patent values and accumulated amortization at March 31, 2000 and 1999 are as follows:

                                               2000                 1999
                                               ----                 ----
        Patent                                $34,199            $34,199

        Accumulated amortization                5,925              3,644
                                                -----              -----
        Patents, net                          $28,274            $30,555
                                              =======            =======

   Property and Equipment

    Property and equipment are recorded at cost. Depreciation is provided using accelerated methods over the estimated useful lives of five to seven years for equipment and furniture and shorter of lease term or life of improvements.

   Advertising

   Advertising costs are expensed in the year incurred. Advertising cost for the year ended March 31, 2000 and 1999 were $123,010, and totaled $76,218, respectively.

   Research and Development

   Research and development costs, consisting principally of design and development costs devoted to creating new products or improving existing products, are expensed as incurred. For the fiscal year ended March 31, 2000 and 1999, total research and development costs were $60,586 and $0, respectively.

   Income Taxes

   Income taxes, are provided in accordance with Statement of Financial Accounting Standards No. 109 (SFAS 109), "Accounting for Income Taxes." Deferred taxes are recognized for temporary differences in the basis of assets and liabilities for financial statement and income tax reporting as well as for operating losses and credit carry forwards. A provision has been made for income taxes due on taxable income and for the deferred taxes on the temporary differences. The components of the deferred tax asset and liability are individually classified as current and non-current based on their characteristics.

   Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

   Earnings Per Share

   Earnings per share are provided in accordance with Statement of Financial Accounting Standard No. 128 (FAS No. 128) "Earnings Per Share". Basic earnings per share are computed by dividing earnings (loss) available to common stockholders by the weighted average number of common shares outstanding during the period.

   Revenue Recognition

   Sales are recorded when products are shipped to customers. Provisions for discounts and rebates to customers, estimated returns and allowances, and other adjustments are provided for in the same period that related sales are recorded.

   The Company is currently evaluating the impact of the Staff Accounting Bulletin ("SAB") 101 regarding revenue recognition. However, management does not believe that SAB 101 will have a material effect on the Company's past or present financial results.

Fair Value of Financial Instruments

The Company's financial instruments are cash and cash equivalents, accounts receivable, accounts payable, and notes payable. The recorded values of cash and cash equivalents, accounts receivable, and accounts payable approximate their fair values based on their short-term nature. The recorded value of notes payable approximate their fair values, as interest is tied to or approximates market rates and their short-term nature.

Impairment of Long-Lived Assets

Long-lived assets consist primarily of property and equipment and patents. The recoverability of long-lived assets is evaluated by an analysis of operating results and consideration of other significant events or changes in the business environment. If impairment exists, the carrying amount of the long-lived assets is reduced to its estimated fair value, less any costs associated with the final settlement. As of March 31, 2000, management believes there was no impairment of the Company's long-lived assets.

Impact of Recently Issued Accounting Standard

SFAS No. 131 establishes standards for reporting information about operating segments in annual financial statements issued to stockholders. It also establishes standards for related disclosures about products and services, geographic areas and major customers. Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance. The Company's financial reporting as well as the chief operating decision-maker, does not currently provide or review information by segments. All financial information is currently analyzed in the aggregate. The Company is currently evaluating various methods of segment reporting for the method which they believe will be most useful to management.

In June 1998, the FASB issued Statement of Financial Accounting Standards (SFAS) No. 133 (Accounting for Derivative Instruments and Hedging Activities), which establishes accounting and reporting standards for derivative instruments. This Statement requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. In June 1999, the FASB issued SFAS No. 137 (Accounting for Derivative Instruments and Hedging Activities-Deferral of the Effective Date of FASB Statement No. 133) which postponed the adoption date of SFAS No. 133. As such, the Company is not required to adopt the new Statement until the year 2001. The Company is currently evaluating the effect that implementation of the new standard will have on its results of operations and financial position.

B. Property and Equipment:

   Property and equipment at March 31, 2000 and 1999 are summarized as follows:

                                                    2000             1999
                                                    ----             ----
      Machinery and equipment                      50,436             $33,883
      Furniture and fixtures                        7,596               7,596
      Leasehold improvements                          779                 779

      Less accumulated depreciation               (27,015)            (15,981)
                                                  -------             -------
      Property and equipment, net                 $31,796             $26,277
                                                  =======             =======

   Capital Leases

The Company leases equipment under a capital lease expiring March 17, 2001. The asset and liability under the capital lease were recorded at the fair value of the asset of $6,420. The equipment is depreciated over its useful life. Lease payments amounted to $2,127 for the year.

   Minimum future lease payments under this capital lease at March 31, 2000 are as follows:

           YEAR                                AMOUNT

           2001                               $  1,629
          Thereafter                                 0


C.   Notes Payable:

   The Company has a $50,000 note payable to Union Bank of Arizona N.A originally dated December 11, 1998. The loan bears interest at 10.25% annually and is secured by UCC1 filing on all the Company's assets. Subsequent to March 31, 2000 the Company renewed the loan. The loan now is due on demand or if no demand is made, matures April 26, 2005 and bearing interest at 11.50%.

   During the year ended March 31, 2000 the Company has borrowed from a shareholder a total of $15,000 as a working capital loan. This loan is unsecured, due on demand without a maturity date and bears no interest. The Company has not accrued interest on this note.

   On July 14, 1999 the Company borrowed $10,802 from a shareholder in the form of a convertible debenture. The debenture is unsecured and bears interest at 10% per annum. The note is due on demand or if no demand is made April 15, 2001 and can be converted to stock at 37.5% of the average trading price 30 days prior to maturity. The Company has recorded interest expense of $10,000 as part of the conversion feature of the debenture. Additionally there is $802 accrued and unpaid interest at March 31, 2000. The following represents the conversion feature calculation for the debenture:

   Share price 30 day average at July 14, 1999                           $ 1.159
   Conversion factor                                                       37.5%
                                                                           -----
   Conversion price                                                      $ 0.435

   Shares upon conversion                                                 22,989

   Conversion benefit (Share Price $1.159 less Conversion Price $0.435) $ 0.724 Conversion feature (22,989 shares X $ 0.724) limited to proceeds
   of debenture                                                          $10,000

   Kenneth Hegemann, an employee of the Company, operates a related business that has advanced a total of $21,563 to Remedent. The Company has repaid $14,000 of theses advances leaving a balance of $7,563 at March 31, 2000. Similar to the other working capital loans, this is an unsecured debt and does not bear interest. The Company has not accrued interest on this debt.

   Rebecca Inzunza, an officer of the Company, has advanced to the Company $4,533 from an unsecured credit card in her personal name. The Company has been making the monthly payments on the credit card including interest at 19.99% annually. The loan is unsecured and classified as a current liability since the officer can request repayment at any time.

   Additionally, at March 31, 1999 the Company was indebted to Ms. Inzunza in the amount of $22,202. The loan was unsecured and bears interest at a rate of 7% annually. The loan was paid in full during the year ending March 31, 2000.

D.    Income Taxes:

   A reconciliation of the provision (benefit) for income taxes with amounts determined by applying the statutory U.S. federal income tax rate to income before income taxes is as follows:

                                                           2000          1999
                                                           ----          ----
    Computed tax at the federal statutory rate of 34%   $(309,200)    $(200,987)
    Valuation allowance                                 $ 308,100     $ 200,187
                                                        ---------     ---------
  Provision (benefit) for income taxes                     $1,100          $800
                                                           ======          ====

    Change in Valuation Allowance                       $ 107,913     $ 200,187


   For the period ended March 31, 2000 the Company had available approximately $1,013,000 of unused net operating loss carry-forwards for federal tax and Arizona state tax purposes and approximately $506,500 for the State of California. These loss carry-forwards begin to expire in the year 2011 if not previously utilized. In addition, the Company has an unused research credit for the year ended March 31, 2000 of approximately $16,000.

E. Shareholders' Equity:

      Common Stock

The Company has 50,000,000 shares of $0.001 par value common stock authorized. At March 31, 2000 and 1999, there were 12,578,636 shares, and 12,433,780 shares issued and outstanding respectively.

During the year the Company entered into various stock for service transactions. All transactions totaled $264,328 and represent services for $216,328 and compensation for $48,000. Also, the Company paid a creditor 300,000 shares of stock in exchange for an accounts payable of $79,305. Each transaction is described in more detail below.

The Company entered into an agreement with In Touch, to enhance market exposure. Services provided by In Touch were valued at $71,220 payable in 60,000 shares and expired December 14, 1999. The transaction value was based upon the stock price on the date of the contract, June 7, 1999. The following table represents the valuation of the contract for services:

CONTRACT DATE          SHARE PRICE            SHARES ISSUED       VALUE
 June 7, 1999            $1.187                 60,000            $71,220

The Company has an agreement with Double Eagle, a Sales and Marketing Management concern, for the services of Steve Grassbaugh as acting Company CFO. Services provided by Mr. Grassbaugh are valued at $60,000 per annum and payable in both cash and shares. The shares issued total 31,523, and represent $39,000 of compensation from April 1999 through December 1999. The shares issued to Double Eagle were determined based upon the average price of the stock for the month the services were provided to the Company. The following table demonstrates the calculation:

                                   AVERAGE               STOCK
         MONTH                   STOCK PRICE         COMPENSATION        SHARES
         April 1999                $ 1.44              $ 5,000            3,472
         May 1999                  $ 1.11              $ 5,000            4,505
         June 1999                 $ 1.11              $ 5,000            4,505
         July 1999                 $ 1.18              $ 5,000            4,237
         August 1999               $ 1.39              $ 5,000            3,597
         September 1999            $ 1.88              $ 5,000            2,660
         October 1999              $ 1.33              $ 3,000            2,256
         November 1999             $ 1.14              $ 3,000            2,632
         December 1999             $ 0.82              $ 3,000            3,659
                                                       -------           ------
         TOTAL                                         $39,000           31,523

The  Company  has  accrued  and  owes  Double  Eagle  $9,000  of   compensation,
representing the 12,648 shares for the period January 1, 2000 through March 31, 2000. The 12,648 shares are demonstrated below:

                                   AVERAGE              STOCK
         MONTH                   STOCK PRICE         COMPENSATION       SHARES
         January 2000              $ 0.823               $ 3,000        3,647
         February 2000             $ 0.644               $ 3,000        4,659
         March  2000               $ 0.691               $ 3,000        4,342
                                                         -------       ------
         TOTAL                                           $ 9,000       12,648

Additionally, the Company issued 160,000 new restricted shares in exchange for 106,666 free trading shares. The free trading shares were transferred to various vendors for services performed. The shares issued are valued at $138,716, based upon the price of the stock on the day the contracts were signed. The balance of $138,716 is comprised of $125,733 in services performed and $12,983 in prepaid services for stock.

F.    Related Party Transactions:

The Company's headquarters in California occupy approximately 1000 square feet of Rebecca M. Inzunza's, an officer shareholder, primary residence that totals 4,000 square feet. Rent paid directly to Ms. Inzunza each month is currently $650, and was $300 in 1999. The total rent paid to this officer shareholder totaled $4,665 and $3,600 for the years ended March 31, 2000 and 1999 respectively. The rental agreement is a month to month agreement.

Kenneth Hegemann is an employee of Remedent and owns 100% of Famcare, Inc. As of March 31, 2000 and March 31, 1999, Famcare, Inc. owed Remedent $4,749 and $4,644 respectively.

The Company has a royalty agreement with Jean Louie Vrignaud which provides 4.5% royalty of the net sales with a cap of $2 million dollars on royalties for the assignment of all patents to the Company. Mr. Vrignaud was an officer and director during the fiscal year ending March 31, 1999, however he has resigned his position as director and is no longer an officer. Mr. Vrignaud was owed $40,754 as of March 31, 2000 and $23,792 as of March 31, 1999. Total royalty expenses incurred under this agreement totaled $16,962 and $11,718 respectively, for the years ended March 31, 2000 and 1999 respectively.

The Company entered into an agreement with Double Eagle for Sales and Marketing Services. The services Double Eagle will provide are valued at 11% (6% management fee and a 5% brokerage commission) of net invoiced amounts for all products delivered to customers. A guaranteed minimum management fee of $4,000 monthly when Stage 1 is complete, is payable and available for offset of the 6% management fee. The Company incurred $51,729 in services with an accrued balance payable of $45,076 as of March 31, 2000. The agreement for services is renewable every six months (see Note H).

The Company has a separate agreement with Double Eagle, for the services of Steve Grassbaugh as acting Company CFO. Services provided by Mr. Grassbaugh are valued at $60,000 per annum and payable in both cash and shares. The shares issued total 31,523, and represent $39,000 of compensation from April 1999 through December 1999. The shares issued to Double Eagle were determined based upon the average price of the stock for the month the services were provided to the Company, (see Note E).

Rebecca Inzunza, an officer of the Company, has advanced to the Company $4,533 from an unsecured credit card in her personal name. The Company has been making the monthly payments on the credit card including interest at 19.99% annually. The loan is unsecured and classified as a current liability since the officer can request repayment at any time, (see Note C). Additionally, during the year the Company has advanced to Ms. Inzunza, the Company's President $2,170.

G.    Concentrations of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash and cash equivalents and accounts receivable. The Company places its cash and cashes equivalents with high quality financial institutions and limits the amount of credit exposure with any one institution. The Company controls credit risk to accounts receivable through credit approvals, credit limits, and monitoring procedures.

For the year ended March 31, 2000 one customer, CVS, accounted for 41.68% of sales. For the same period ended March 31, 1999 three customers accounted for approximately 48% of the Company's sales. The largest of these customers accounted for 20% of total sales and the other two customers 15% and 13%.

At March 31, 2000 three customers, each of who accounted for more than 10% of the Company's accounts receivable, accounted for 67% of the accounts receivable in aggregate. At March 31, 1999 two customers, each of who accounted for more than 10% of the Company's accounts receivable, accounted for 46% of accounts receivable in aggregate.

H.       Commitments and Contingencies

      Facilities Lease

      On September 28, 1999 the Company entered into a three-year lease with D.E.K. Enterprises, Inc., an unrelated party, for 3,330 square feet in Phoenix, Arizona, to be used for shipping and warehousing operations. The minimum lease payments are $2,065 per month. This new leased warehousing facility will allow the Company to consolidate current warehousing operations and reduce warehousing and shipping costs.

      The following table represents the minimum lease commitments over the next five years:

                               YEAR                  AMOUNT
                             2001                     $ 24,775
                             2002                     $ 24,775
                             2003                     $  2,065
                             Thereafter               $   -0-

      Services Contracts

The Company entered into an agreement with First Canadian Capital, ("FCC"), and a financial consulting firm. Services provided by FCC are valued at $60,000 payable in cash or shares and expires January 31,2001. The Company incurred $10,000 in services with an accrued balance payable of $10,000 as of March 31, 2000. The contract can be canceled quarterly by either party.

The Company entered into an agreement with Merryvale Group International ("MGI"), a financial consulting organization. Services provided by MGI are valued at $20,773 and payable in shares, of which $7,790 in services has been incurred and $12,983 is prepaid. The agreement for services will remain in effect, subject to payments of $5,000 every 30 days beyond the expiration date, (see Note E).

A cash or stock fee, as a percentage of funds raised, is payable to FCC or MGI from any proceeds of financing raised by these organizations. To date no funds have been raised.

The Company entered into an agreement with Charterbridge Financial Group, ("CFG"), to enhance Company visibility and market value. Services to be provided by CFG are valued at $370,980, payable in cash or shares, expiring February 23, 2001. The Company incurred $61,830 of these services as of March 31, 2000. Contract terms can be canceled quarterly by either party, (see Note E).

The Company entered into an agreement with Double Eagle for Sales and Marketing Services. The services Double Eagle will provide are valued at 11% (6% management fee and a 5% brokerage commission) of net invoiced amounts for all products delivered to customers. A guaranteed minimum management fee of $4,000 monthly when Stage 1 is complete, is payable and available for offset of the 6% management fee. The Company incurred $51,729 in services with an accrued balance payable of $45,076 as of March 31, 2000. The agreement for services is renewable every six months.

I.      Going Concern

The Company has sustained substantial net losses since its inception in September 1996. In addition, as of March 31, 2000 the Company had a working capital deficit totaling $554,067 and a shareholders' deficit of $489,216. These factors raise substantial doubt about the Company's ability to continue as a going concern. The Company is currently working with various groups in an effort to raise significant capital for working capital and completion of the Company's marketing plan.

The Company entered into a contract with Double Eagle Market Development Company on March 10, 1999, to develop and implement a national marketing plan, (referred to above). The Company approved and recently began implementation of the first phase of a two-year plan to achieve national distribution. The targeted markets for the first phase are Washington, Oregon, Idaho, Montana, Utah and Arizona. In November 1999 the Company achieved distribution at Kroger-owned Fred Meyer Stores, Smith's Food and Drug and Quality Food Centers (QFC) with 337 stores in the first phase targeted markets. The Company expects to achieve its distribution goals in the first phase targeted markets by the summer of 2000, at which time the Company plans to launch a comprehensive 32-week radio ad campaign in these markets.

Management believes that if the Company can complete its marketing plan that the Company can achieve a significant enough market share to sustain operations. There can be no assurance that the Company will be successful in its efforts to obtain adequate working capital or achieve anticipated market share. If the Company is unsuccessful in its efforts, it may be necessary to undertake other actions to preserve asset value. The financial statements do not include adjustments that might result from the outcome of this uncertainty.

J.    Subsequent Events

On July 15, 2000 the Company borrowed $27,200 from a shareholder in the form of a convertible debenture. The debenture is unsecured and bears interest at 10% per annum. The note is due on demand, or if no demand, April 15, 2001 and can be converted to stock at 37.5% of the average trading price.

   Share price 30 day average at July 15, 2000                            $ 0.20
   Conversion factor                                                       37.5%
                                                                           -----
   Conversion Price                                                      $ 0.075

   Shares upon conversion                                                362,667

   Conversion benefit (Share Price $0.20 less Conversion Price $0.075)   $ 0.125
   Conversion feature (362,667 shares X $ 0.125) limited to proceeds
   of debenture                                                          $27,200

Since the debenture has a due on demand clause and is convertible at the will of the debenture holder the entire conversion benefit will be recognized in the accounting period of issuance.

K.       Foreign Operation Disclosures

         During the fiscal year ended 2000, the Company had sales to foreign customers totaling $39,637. The following table reflects sales by country and customer.

                            Customer              Revenue           Percentage
                                                  Received          of Revenue
                                                  --------          ----------
           Japan      Sun Dental                 $  10,884
           Japan      Feed Corporation               1,584
           Japan      Trendy Corporation            14,645

                                  Subtotal       $  27,213               68%

           Thailand   KWH Internation                4,979               13%
           Israel     Wienstein                      5,174               13%
           Morocco    Co.Ma                          2,000                5%
           Others                                      272                1%
                                                   --------           ------
                                          TOTAL    $39,637              100%

                               Remedent USA, Inc.

                              Financial Statements
                             for the periods ending
                    September 30, 2000 and September 30, 1999
                                   (Unaudited)

                               REMEDENT USA, INC.
                            BALANCE SHEET (Unaudited)

      ASSETS

                                                 September 30,   March 31, 2000
                                                     2000
                                                 -------------------------------

      CURRENT ASSETS
         Cash and cash equivalents                     $ 19,854         $ 8,125
         Accounts receivable, net                        16,254          40,897
         Due from related parties                        45,793          16,919
         Inventories, net                               112,594         153,712
         Prepaid expenses                                 1,211             536
         -----------------------------------------------------------------------
            TOTAL CURRENT ASSETS                        195,706         220,189

      Property and Equipment, net                        26,278          31,795

      OTHER ASSETS
         Patents, net of accumulated amortization        27,644          28,274
         Other assets                                     7,782           4,782
         -----------------------------------------------------------------------
            TOTAL OTHER ASSETS                           35,426          33,056

         -----------------------------------------------------------------------
              TOTAL ASSETS                            $ 257,410       $ 285,040
         =======================================================================


LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)
                                                   September 30,      March 31,
                                                        2000            2000
                                                  ------------------------------
      CURRENT LIABILITIES
         Accounts payable                            $ 379,465       $ 396,208
         Notes payable-related parties                 153,120          37,096
         Accrued salaries - officers                   125,767          85,567
         Accrued liabilities                           171,108         154,110
         Customer Deposits                                               8,892
         Royalty payable                                44,276          40,754
         Current portion capital lease                     575           1,629
         Note payable-Union Bank                        46,994          50,000
         ----------------------------------------------------------------------
            Total current liabilities                  921,305         774,256

      Long Term Liabilities and Capital Leases,
         net of current portion                              0               0
      -------------------------------------------------------------------------
           TOTAL LIABILITIES                           921,305         774,256

      Stockholders' Equity (Deficit)
         Common stock                                   12,989          12,685
         Additional paid in capital                  1,628,718       1,446,018
         Prepaid services for stock                          0        (12,983)
         Accumulated deficit                       (2,305,602)     (1,934,936)
         ----------------------------------------------------------------------
           Total stockholders' equity (deficit)      (663,895)       (489,216)
         ----------------------------------------------------------------------
              Total Liabilities and Stockholders'
                 Equity (Deficit)                   $ 257,410       $ 285,040
         ======================================================================

   The accompanying notes are an integral part of these financial statements.


                               Remedent USA, Inc.
                       Statement of Operations (Unaudited)

                                                                         Three months                       Six months
                                                                            ending                            ending
                                                                         September 30,                    September 30,
                                                               -------------------------------------------------------------------
                                                                     2000             1999             2000            1999
                                                               -------------------------------------------------------------------
      Revenues
           Sales                                                       $ 42,261        $ 104,742        $ 242,314        $293,602
           -----------------------------------------------------------------------------------------------------------------------
              Total Revenue                                              42,261          104,742          242,314         293,602

      Cost of Goods Sold                                                 11,763           21,436           76,283          98,820
           -----------------------------------------------------------------------------------------------------------------------
              Gross profit                                               30,498           83,306          166,031         194,782

      Operating Expenses
           Research and development                                      15,160           18,580           30,245          28,711
           Sales and marketing                                           34,818          195,659          233,382         239,880
           General and administrative                                    66,440           73,923          141,879         191,228
           Depreciation and amortization                                  3,328            2,736            6,657           5,472
           -----------------------------------------------------------------------------------------------------------------------
              Total operating expenses                                  119,746          290,898          412,163         465,291

           -----------------------------------------------------------------------------------------------------------------------
                Net (loss) from operations                              (89,248)        (207,592)        (246,132)       (270,509)

      Other Income (Expenses)
           Interest income                                                   69               65              137             208
           Interest expense                                             (59,363)          (1,733)        (121,581)         (3,042)
           Other income/expense                                           2,254                            (3,090)
           -----------------------------------------------------------------------------------------------------------------------
              Total other income (expenses)                             (57,040)          (1,668)        (124,534)         (2,834)

           -----------------------------------------------------------------------------------------------------------------------
           Net (loss) before taxes                                     (146,288)        (209,260)        (370,666)       (273,342)

      State Income Taxes                                                      0                0                0               0
          ------------------------------------------------------------------------------------------------------------------------
                Net (loss)                                           $ (146,288)       $(209,260)       $(370,666)      $(273,342)
           ======================================================================================---------------------------------

           (Loss) per share                                               (0.01)           (0.02)           (0.03)          (0.02)

           Weighted average shares outstanding                       12,738,050       12,685,303       12,989,470      12,561,603


   The accompanying notes are an integral part of these financial statements.

                               Remedent USA, Inc.

                             Statement of Cash Flows
                                   (Unaudited)

                                                                          Six Months Ended September 30,
                                                                             2000             1999
                                                                         ---------------------------------
Cash Flows From Operating Activities
     Net loss                                                           $     (370,666)      $   (273,342)

     Adjustments  to  reconcile  net income to net cash
     provided  by  operating activities:
         Depreciation and amortization                                           6,657               5472
         Stock for services                                                     12,983             74,501
         Beneficial Conversion Feature                                         103,200
         Changes in:
           Accounts receivable                                                  24,643            (24,029)
           Inventory                                                            41,118             43,497
           Prepaid expenses                                                       (675)            (4,009)
           Accounts payable                                                     63,061            112,985
           Accrued liabilities                                                  57,198             41,416
           Customer deposits                                                    (8,892)                 0
           Royalties payable                                                     3,522              9,996
----------------------------------------------------------------------------------------------------------
Net Cash Used in Operating Activities                                          (67,851)           (13,513)

Cash Flows from Investing Activities
         Patents                                                                  (510)
         Equipment                                                                                (10,291)
         Deposits                                                               (3,000)
         Notes to related parties                                              (28,874)            (9,174)
----------------------------------------------------------------------------------------------------------
Net Cash (Used) Provided by Investing Activities                               (32,384)           (19,465)

Cash Flows from Financing Activities
         Lease payments                                                         (1,054)            (1,006)
         Proceeds of notes and debenture                                       116,024              8,563
         Officer loans (repayments)                                                  0                  0
         Note payments                                                          (3,006)                 0
----------------------------------------------------------------------------------------------------------
Net Cash Provided by Financing Activities                                      111,964              7,557)

         Net Increase in Cash                                                   11,729            (25,421)

     Cash, beginning of the year                                                 8,125             89,382
----------------------------------------------------------------------------------------------------------
     Cash, September 30                                                         19,854   $         63,961
==========================================================================================================

Supplemental Non Cash Investing and Financing Activities:

         The Company issued 304,167 shares of stock in lieu of paying an account payable for $79,805.

Supplemental Information:

         Interest paid                                                         $ 479                $   -
         Taxes paid                                                            $   -                $   -

   The accompanying notes are an integral part of these financial statements.


                               Remedent USA, Inc.
              Statement of Changes in Stockholders Equity (Deficit)
                                   (Unaudited)

                                         Common Stock              Additional     A/P       Accumulated
                                                                    Paid-in
Date                Description    Shares          Dollars          Capital                   Deficit            Total
------------------------------------------------------------------------------------------------------------------------------
June 30, 2000      Balance             12,985,303      $ 12,985      $ 1,578,223   $(0)      $ (2,159,314)         $ (568,106)
------------------------------------------------------------------------------------------------------------------------------

July 1, 2000         Shares for             4,167        $    4        $     496                                    $     500
                     Services

August 21, 2000      Debenture                                         $  15,000                                    $  15,000

August 23, 2000      Debenture                                         $   5,000                                    $   5,000

September 1, 2000    Debenture                                         $   5,000                                    $   5,000

September 25, 2000   Debenture                                         $  25,000                                    $  25,000

September 30,2000    Net Loss                                                                  $ (146,288)        $  (146,288)

------------------------------------------------------------------------------------------------------------------------------
September 30, 2000   Balance           12,989,470      $ 12,989       $1,628,719   $(0)       $(2,305,602)         $ (663,894)
------------------------------------------------------------------------------------------------------------------------------


   The accompanying notes are an integral part of these financial statements.

                               REMEDENT USA, INC.
                          NOTES TO FINANCIAL STATEMENTS

NOTE 1  CONDENSED FINANCIAL STATEMENTS

A.  Disclosure

Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted. These financial statements should be read in conjunction with the Form 10-SBA-A3 Filed January 12, 2001.

B.  Management's Representation

The consolidated balance sheet as of September 30, 2000 and the consolidated statement of operations for the three month and six-month periods ended
September 30, 2000 and September 30, 1999 and the statement of cash flows for the six-month periods ended September 30, 2000 and 1999 have been prepared by the Registrant, without audit. In the opinion of management, all adjustments necessary to present fairly the financial position, results of operations, and cash flows at September 30, 2000 and for all periods presented, have been made.

1.       Basis of Preparation

The unaudited financial statements of Remedent USA, Inc. (the "Company""), presented herein have been prepared in accordance with the instructions to Form 10-QSB and do not include all of the information and note disclosures required by generally accepted accounting principles. These statements should be read in conjunction with the financial statements and notes thereto included in our last audited financial statements. These audited statements are contained in our FORM 10-SB for the year ended March 31, 2000 and have been filed with the Securities and Exchange Commission.

In management's opinion, the accompanying financial statements include all adjustments (consisting only of normal, recurring adjustments) necessary to summarize fairly the financial position and results of operations for the three months ended September 30, 2000 may not be indicative of the results that may be expected for the full fiscal year.

2.       Cash and Cash Equivalents

The Company considers all highly liquid investments with maturities of three months or less to be cash equivalents.

3.       Accounts Receivable

The Company sells premium toothbrushes to various companies, primarily to retail chains located throughout the United States. The terms of sales are 2% 10 days, net 30 days. Accounts receivable is reported at net realizable value and net of allowance for doubtful accounts. As of September 30, 2000 and 1999 the allowance for doubtful accounts was $3,000. The Company uses the allowance method to account for uncollectible accounts receivable. The Company's estimate is based on historical collection experience and a review of the current status of trade accounts receivable. It is reasonably possible that the company's estimate of the allowance for doubtful accounts will change.

4.             Inventories

Inventories are stated at lower of cost (weighted average) or market. Inventory costs include material, labor and manufacturing overhead. Individual components of inventory are listed below at September 30, 2000 and 1999 as follows:

                                                         2000              1999
                                                         ----              ----
         Inventory-Supplies                          $  32,628         $   5,397
         Displays and Raw Materials                  $  53,438         $  43,257
         Finished Goods                              $  26,528         $  78,984
                                                     ---------          --------
         Total                                        $112,594          $127,638

5.            Patents

Patent costs are amortized using straight-line method over 15 years. Patent values and accumulated amortization at September 30, 2000 and 1999 are as follows:

                                                      2000             1999
                                                      ----             ----
         Patent                                    $  34,709         $  34,199
         Accumulated amortization                  $   7,065         $   4,785
                                                    --------         ---------
         Patents, net                               $ 27,644          $ 29,414

6.            Net Loss Per Share

Basic net loss per share is computed by dividing net loss by the weighted average number of common shares outstanding during the period.

7.       Impact of Recently Issued Accounting Standards

SFAS No.131 establishes standards for reporting information about operating segments in financial statements issued to stockholders. It also establishes standards for related disclosures about products and services, geographic areas and major customers. Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance. The company's financial reporting as well as the chief operating decision-maker, does not currently provide or review information by segments. All financial information is currently analyzed in the aggregate. The company is currently evaluating various methods of segment reporting for the method which they believe will be most useful to management.

In June 1998, the FASB issued Statement of Financial Accounting Standards (SFAS) No. 133 (Accounting for Derivative Instruments and Hedging Activities), which establishes accounting and reporting standards for derivative instruments. This Statement requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. In June 1999, the FASB issued SFAS No. 137 (Accounting for Derivative Instruments and Hedging Activities-Deferral of the Effective Date of FASB Statement No. 133) which postponed the adoption date of SFAS No.133. as such, the Company is not required to adopt the new statement until the year 2001. The Company is currently evaluating the effect that implementation of the new standard will have on its operations and financial position.

8.       Going Concern

The Company has sustained substantial net losses since its inception in September 1996. In addition, as of September 30, 2000 the Company had a working capital deficit totaling $725,599 and a shareholders deficit of $663,895. These factors raise substantial doubt about the Company's ability to continue as a going concern. The Company is currently working with various groups in an effort to raise significant working capital and completion of the Company's marketing plan.

9.  Related Party Transactions

The Company's headquarters in California occupy approximately 1000 square feet of Rebecca M. Inzunza's, an officer shareholder, primary residence that total's 4,000 square feet. Rent paid directly to Ms. Inzunza each monthly is currently $655. The Company has borrowed various amounts totaling $103,200 from several stockholders to meet the current financial obligations of the Company. The notes are unsecured, due on demand and include interest at 10% per annum. The Company may continue to borrow from shareholders and officers to meet current financial needs.

10.  Other Information

In an effort to provide additional exposure of the Company's unique product, the Company does provide, to certain first time buyers, all dental professional customers, and all international customers, an opportunity to acquire the product with certain special marketing discounts. The Company views these discounts not as sales discounts but as a method of marketing its products to customers that may not otherwise purchase the product. These discounts should be deducted from sales to evaluate the exact sales number. Beginning April 1, 2001, the accounting procedure for posting sales will reflect the actual sales price and not the Company's standard blanket cost to all buyers.

PART III

ITEMS 1 and 2. INDEX TO EXHIBITS; DESCRIPTION OF EXHIBITS

The Exhibits required by Item 601 of Regulation S-B, and an index thereto are attached to this Form 10-SB

                                   SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has caused this amended registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.



Date: January 17, 2001            By: /s/ Rebecca M. Inzunza
                                     ------------------------
                                     Rebecca M. Inzunza, President

EXHIBIT INDEX

        Number                Description

         2.1***               Stock Exchange Agreement with Resort World
                              Enterprises, Inc.

         3.1(i)***            Articles of Incorporation

         3.1(ii)***           By-laws

         4.1***               Instrument defining the rights of holders  N/A

         9.1***               Voting Trust Agreement N/A

        10.1***               Marketing Agreement with Jean Louis Vrignaud

        10.1(i) ***           Addendum to Marketing Agreement

        10.2***               Sales and Marketing Agreement with Double Eagle

        10.3***               Option Agreement with Rubicon Capital Partners

        10.4***               Convertible Debenture with Dr. Edward Quincy

        10.5*** Client Service Agreement with Continental Capital & Equity Corporation

        10.6***               Agent Agreement with Continental Capital

        10.7***               Agreement with the Merryvale Group International

        10.8***               Contract with In-Touch Communications

        10.9***               Agreement with First Canadian Capital

        10.10***              Investment Banking Rider with Charterbridge

        10.11*** Agreement for Financial Public Support/Retail Support with Charterbridge

        10.12*** Consulting Agreement and Finders Fee Agreement with Rubicon Capital Partners

        10.13***              Shummi Manufacturing Contract

        16.1***               Letter from Former Accountants

        27.1***               Financial Data Schedule

        99.2***               Patents

        99.3***               Trademarks

       *          To be filed by amendment
       ***        Previously filed